As filed with the Securities and Exchange Commission on November 5, 2001
                                                      Registration No. 333-71998
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                            ------------------------
                               AMENDMENT NO. 1 TO
                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                      LEXINGTON CORPORATE PROPERTIES TRUST
             (Exact name of Registrant as specified in its charter)

            Maryland                               6798                           133717318
  (State or Other Jurisdiction            (Primary North American             (I.R.S. Employer
of Incorporation or Organization)     Industry Classification Number)      Identification Number)

                              355 Lexington Avenue
                               New York, NY 10017
                                 (212) 692-7260
    (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)


                 T. Wilson Eglin                                  With copies to:
      President and Chief Operating Officer                    Barry A. Brooks, Esq.
      Lexington Corporate Properties Trust                     Mark Schonberger, Esq.
              355 Lexington Avenue                     Paul, Hastings, Janofsky & Walker LLP
               New York, NY 10017                                 399 Park Avenue
                 (212) 692-7260                               New York, New York 10022
(Name, address, including zip code, and telephone                  (212) 318-6000
number, including area code, of agent for service)

        Approximate date of commencement of proposed sale to the public:
   From time to time after the effective date of this Registration Statement.

                            ------------------------

      If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. |_|
      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. |X|
      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. |_|
      If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier registration statement for the same offering. |_|
      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. |_|

                            ------------------------

                         CALCULATION OF REGISTRATION FEE

====================================================================================================================================
                                                                           Proposed Maximum     Proposed Maximum
        Title of each class of securities              Amount to Be         Offering Price          Aggregate          Amount of
                 to be registered                       Registered             Per Unit          Offering Price     Registration Fee
====================================================================================================================================
Class A Senior Cumulative Convertible Preferred
     Stock, par value $.0001 per share..........       2,000,000 shares              (1)            $29,630,000(2)     $7,407.50(3)

Common shares, par value $.0001 per share.......       2,000,000 shares(4)

====================================================================================================================================

(1)  Omitted pursuant to General Instruction II.D to Form S-3.

(2) Calculated pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based upon the average of the high and low prices on the New York Stock Exchange of the common shares, into which the Class A preferred shares are convertible on a one-for-one basis, as of October 17, 2001, which was the latest practicable date prior to the original filing of this registration statement on October 22, 2001. No market presently exists for the Class A preferred shares.

(3) The registration fee under this registration statement has been previously paid in connection with the filing of the original registration statement on October 22, 2001. Calculated pursuant to Rule 457(i) under the Securities Act of 1933, as amended. No additional consideration will be received by the Registrant for common shares issuable upon conversion of the Class A Senior Cumulative Convertible Preferred Stock and therefore, pursuant to Rule 457(i), no registration fee is required with respect to the registration of the common shares hereunder.

(4) Represents the number of common shares issuable upon conversion of the Class A preferred shares registered hereby, and, pursuant to Rule 416 of the Securities Act of 1933, as amended, such indeterminate number of common shares as may be issued from time to time upon conversion of the Class A preferred shares by reason of adjustment of the conversion ratio as a result of stock splits, stock dividends and other similar anti-dilution adjustments, as more particularly described in the prospectus.

                            ------------------------

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant will file a further amendment which specifically states that this Registration Statement will thereafter become effective in accordance with Section 8(a) of the
Securities Act of 1933 or until this Registration Statement will become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.
================================================================================

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.




                  SUBJECT TO COMPLETION, DATED NOVEMBER 5, 2001

Prospectus

                      LEXINGTON CORPORATE PROPERTIES TRUST

              Class A Senior Cumulative Convertible Preferred Stock
                      Common Shares Of Beneficial Interest


                            ------------------------


         This prospectus relates to the public offer and sale of up to 2,000,000 shares of our Class A Senior Cumulative Convertible Preferred Stock, par value $.0001 per share, and up to 2,000,000 of our common shares of beneficial interest, par value $.0001 per share, which are issuable upon conversion of the Class A preferred shares, by the selling shareholder named in this prospectus or its transferees, pledgees, donees, or other successors or assigns. The number of common shares into which the Class A preferred shares are convertible is subject to adjustment of the conversion ratio as a result of stock splits, stock dividends, and other similar anti-dilution adjustments, as more particularly described in the section entitled "DESCRIPTION OF CLASS A PREFERRED SHARES -- Conversion Adjustment" beginning on page 21 of this prospectus. As of the date of this prospectus, no Class A preferred shares have been converted into common shares.

         Prior to the date of this prospectus, there has been no public market for our Class A preferred shares, and it is not likely that an active trading market for our Class A preferred shares will develop. Our common shares are listed on the New York Stock Exchange under the symbol "LXP".

         To the extent required, the aggregate amount of Class A preferred shares or common shares to be sold, the name of the selling shareholder, the offering price, the name of any agent, dealer or underwriter and any applicable commission with respect to a particular offering will be set forth in either a supplement to this prospectus or a post effective amendment to the registration statement of which this prospectus forms a part, as applicable.



                            ------------------------


         PROSPECTIVE INVESTORS SHOULD CONSIDER CAREFULLY THE MATTERS DISCUSSED UNDER "RISK FACTORS" ON PAGES 4 THROUGH 9, WHICH ARE RELEVANT TO AN INVESTMENT IN OUR SECURITIES.


                            ------------------------


    NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR PASSED UPON THE
ADEQUACY OR ACCURACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A
                               CRIMINAL OFFENSE.


                            ------------------------


                The date of this prospectus is ___________, 2001.

                                Table of Contents
                                -----------------

                                                                           Page
                                                                           ----


ABOUT THIS PROSPECTUS.........................................................ii

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION..................ii

SUMMARY........................................................................1

RISK FACTORS...................................................................4

USE OF PROCEEDS................................................................9

THE COMPANY....................................................................9

PRICE RANGE OF OUR COMMON SHARES AND DISTRIBUTION HISTORY.....................13

PROPERTIES....................................................................14

DESCRIPTION OF CLASS A PREFERRED SHARES.......................................16

DESCRIPTION OF COMMON SHARES..................................................24

RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS.......25

THE SELLING SHAREHOLDER.......................................................27

PLAN OF DISTRIBUTION..........................................................27

FEDERAL INCOME TAX CONSIDERATIONS.............................................28

EXPERTS.......................................................................37

LEGAL MATTERS.................................................................37

AVAILABLE INFORMATION.........................................................37

INCORPORATION OF INFORMATION BY REFERENCE.....................................38

                              ABOUT THIS PROSPECTUS

         All references to "we," "our" and "us" in this prospectus mean Lexington Corporate Properties Trust and all entities owned or controlled by us except where it is made clear that the term means only the parent company. The term "you" refers to a prospective investor.

         When used in this prospectus, the phrase "funds from operations," or FFO, which is a commonly used measurement of the performance of an equity real estate investment trust, or REIT, as defined by the National Association of Real Estate Investment Trusts, Inc., is net income (or loss) computed in accordance with generally accepted accounting principles, excluding gains or losses from debt restructuring and sales of property, plus real estate depreciation and amortization, and after adjustments for unconsolidated partnerships and joint ventures. Adjustments for unconsolidated partnerships and joint ventures are calculated to reflect FFO on the same basis. FFO does not represent cash generated from operating activities in accordance with generally accepted accounting principles and is not necessarily indicative of cash available to fund cash needs and should not be considered as an alternative to net income as an indicator of our operating performance or as an alternative to cash flow as a measure of liquidity.



          CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING INFORMATION

         Certain information both included and incorporated by reference in this prospectus may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or Section 21E of the Securities Exchange Act of 1934, as amended, and as such may involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from future results, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements, which are based on certain assumptions and describe our future plans, strategies and expectations, are generally identifiable by use of the words "may," "will," "should," "expect," "anticipate," "estimate," "believe," "intend," "project," or the negative of these words or other similar words or terms. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in economic conditions generally and the real estate market specifically, legislative/regulatory changes including changes to laws governing the taxation of REITs, availability of debt and equity capital, interest rates, competition, supply and demand for properties in our current and proposed market areas, policies and guidelines applicable to REITs, and the other factors described in the section entitled "RISK FACTORS" beginning on page 4 of this prospectus. These risks and uncertainties should be considered in evaluating any forward-looking statements contained or incorporated by reference in this prospectus.

         We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties, and assumptions, the forward-looking events discussed in or incorporated by reference in this prospectus may not occur and our actual results could differ materially from those anticipated or implied in the forward-looking statements.

                                     Summary

         This summary highlights information contained elsewhere in this prospectus. Because this is a summary, it may not contain all of the information that is important to you. You should carefully read this entire prospectus, especially the section entitled "RISK FACTORS" beginning on page 4 of this prospectus, as well as the documents incorporated by reference in this prospectus, as provided in the section entitled "INCORPORATION OF INFORMATION BY REFERENCE" beginning on page 38 of this prospectus, before making an investment decision. Unless otherwise indicated, all financial and property information is presented as of June 30, 2001.


The Company

         We are a self-managed and self-administered real estate investment trust, commonly referred to as a REIT. Our common shares are listed on the New York Stock Exchange. Our primary business is the acquisition, ownership and management of a geographically diverse portfolio of net leased office, industrial and retail properties. Substantially all of our properties are subject to triple net leases, which are generally characterized as leases in which the tenant bears all or substantially all of the costs and cost increases for real estate taxes, utilities, insurance and ordinary repairs and maintenance.

         As of the date of this prospectus, we have ownership interests in 73 properties, located in 29 states and containing an aggregate of approximately
13.1 million net rentable square feet of space. Approximately 97.9% of the net rentable square feet is leased.

         We grow our portfolio primarily by acquiring properties from corporations and other entities in sale-leaseback transactions and from developers of newly constructed properties built to suit the needs of a corporate tenant. Additionally, we enter into joint ventures with third-party investors as a means of creating additional growth and expanding the revenue realized from advisory and asset management activities. We are presently party to a joint venture agreement with The Comptroller of the State of New York, as Trustee of the Common Retirement Fund, which had, as of June 30, 2001, acquired eight properties for approximately $284 million.

         Our senior executive officers average over 20 years of experience in the real estate investment and net lease business. We have diversified our portfolio by geographical location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth with low volatility. We believe that such diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. As part of our ongoing efforts, we expect to continue to effect portfolio and individual property acquisitions and dispositions, through joint ventures and for our own account, expand existing properties, attract investment grade quality tenants, extend lease maturities in advance of expiration and refinance outstanding indebtedness when advisable.

         Through a predecessor entity, we commenced operations in 1993 as a REIT, with two operating partnership subsidiaries. This operating partnership structure enables us to acquire property by issuing to a seller, as a form of consideration, interests in our operating partnership subsidiaries, which we refer to as OP units. These OP units are redeemable, after certain dates, for our common shares. We believe that this structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving our available cash for other purposes, including the payment of dividends and distributions. As of the date of this prospectus, we have used OP units as a form of consideration in connection with the acquisition of 22 properties.

         Our executive offices are located at 355 Lexington Avenue, New York, New York 10017, and our telephone number is (212) 692-7260.


Recent Developments

         Affiliated Partnership Mergers. On November 14, 2000, we entered into an agreement to acquire Net 1 L.P. and Net 2 L.P., which we refer to as the Net Partnerships, in a merger transaction. The general partners of each of the Net Partnerships are affiliates of E. Robert Roskind, the Chairman of our Board of Trustees and our Co-Chief Executive Officer. The Net Partnerships own 24 properties in fourteen states (consisting of seven office, six industrial and eleven retail properties), which generated $14.8 million of net rental revenue in calendar 2000. The business of the Net Partnerships and our business are substantially similar. Each of us has a portfolio of net leased office, industrial and retail properties. We currently manage the Net Partnerships' portfolio of properties. As a result of our knowledge of, and familiarity with, the Net Partnerships' assets, we believe that we will be able to quickly and effectively assimilate the Net Partnerships' properties into our portfolio. As of June 30, 2001, the properties have a remaining weighted average lease term of
9.7 years and are net leased to 18 tenants. As currently proposed, following amendments to the merger agreements entered into on July 19, 2001, we will issue $65.0 million of cash and securities to the partners of the Net Partnerships and assume approximately $75.0 million of mortgage financing with a weighted average interest rate of 7.8%. The limited partners of the Net Partnerships will receive 50% of their merger consideration in cash and 50% of their merger consideration in our common shares valued at not less than $14.00 per share nor more than $16.00 per share (which will result in our issuing a maximum of 2,298,214 common shares). The transaction is subject to approval by a majority in interest of our shareholders and the limited partners of each of the Net Partnerships, and to customary closing conditions. We expect our shareholders and the limited partners of the Net Partnerships to determine whether to approve the transaction during the fourth quarter of 2001, and if the transaction is approved, we expect the closing to occur shortly thereafter.

         Increase in Authorized Shares. In August 2001, our Board of Trustees approved, subject to approval by a majority in interest of our shareholders, an amendment to our Declaration of Trust which would increase in the number of authorized shares which we have authority to issue from 40,000,000 common shares to 80,000,000 common shares.

         Public Offering. In July 2001, we conducted an underwritten public offering of 4,000,000 common shares pursuant to the terms and conditions of an underwriting agreement which we entered into on July 26, 2001 with First Union Securities, Inc., CIBC World Market Corp., A.G. Edwards & Sons, Inc., and Raymond James & Associates, Inc. In connection with this offering, we and our executive officers and trustees agreed not to sell or transfer any common shares or securities convertible into common shares for 90 days after the date of the underwriting agreement without first obtaining the written consent of First Union Securities, Inc., subject to certain exceptions, including an exception that permits us to issue common shares upon conversion of currently outstanding convertible securities.

         Under the underwriting agreement, we granted the underwriters a 30 day option to purchase up to an additional 600,000 common shares to cover overallotments. On August 17, 2001, the underwriters exercised this option with respect to 400,000 common shares, and the sale of these common shares closed on August 22, 2001.

         We received net proceeds from this offering of $57,720,000, and an additional $5,644,000 from the underwriters exercise of their overallotment option. We intend to use up to $32,175,000 of the net proceeds to fund the cash portion of the merger consideration being offered in the Net Partnerships mergers, if it is completed, and approximately $13.0 million to fund the balance of our capital commitment to our joint venture investment with the Comptroller of the State of New York as Trustee for the Common Retirement Fund. The balance of the net proceeds, if any, will be used for general business purposes, including additional investments and repayment of debt. See "-- Redemption of Debt" below.

         Redemption of Debt. On August 3, 2001, we redeemed an outstanding $25 million 8% Exchangeable Redeemable Secured Note held by Merrill Lynch Global Allocation Fund, Inc. for an aggregate payoff amount, including a prepayment premium and accrued interest, of approximately $28.6 million.


The Initial Issuance

         On May 30, 1996, we filed with the Securities and Exchange Commission a registration statement on Form S-3 (Registration No. 333-3688) under the Securities Act of 1933, as amended.

         On December 31, 1996, we entered into an Investment Agreement with Five Arrows Realty Securities L.L.C, which is the selling shareholder under this prospectus. Pursuant to the terms and conditions set forth in the Investment Agreement, and pursuant to the May 30, 1996 registration statement, we issued 700,000 Class A preferred shares, 625,000 Class A preferred shares and 675,000 Class A preferred shares to Five Arrows on January 21, 1997, April 28, 1997 and December 31, 1997, respectively.

         On January 21, 1997, we entered into an Operating Agreement with Five Arrows, pursuant to which we agreed to file a shelf registration statement with the Securities and Exchange Commission under the Securities Act of 1933, as amended, of which this prospectus forms a part, relating to resales of the Class A preferred shares and the common shares issuable upon conversion of the Class A preferred shares. We are required, under the Operating Agreement, to maintain the effectiveness of the shelf registration statement of which this prospectus forms a part for a period of three years from the date it is declared effective by the Securities and Exchange Commission to the extent permitted by the Commission, or until all of the registered shares have been sold.

                                  Risk Factors

         In evaluating an investment in our Class A preferred shares or the common shares issuable upon conversion of the Class A preferred shares, you should carefully consider the following factors, in addition to other information set forth or incorporated by reference in this prospectus. See the section entitled "INCORPORATION OF INFORMATION BY REFERENCE" beginning on page 38 of this prospectus.

         Risk That Market For Class A Preferred Our Shares Will Not Develop; No Assurance Of Exchange Listing. There is no established trading market for our Class A preferred shares. We do not, as of the date of this prospectus, intend to apply to have our Class A preferred shares listed on a national exchange or the NASDAQ National Market, and even if we had such an intention, our Class A preferred shares do not currently meet the listing requirements of any national exchange or the NASDAQ National Market. Accordingly, no assurance can be given as to (i) whether an active market for our Class A preferred shares will develop, (ii) the liquidity of any such market, (iii) whether you will be able to sell the Class A preferred shares being offered by this prospectus or (iv) the potential re-sale prices of the Class A preferred shares being offered by this prospectus.

         Risks Involved in Single Tenant Leases. We focus our acquisition activities on real properties that are net leased to single tenants. Therefore, the financial failure of, or other default by, a single tenant resulting in the termination of a lease is likely to cause a significant reduction in the operating cash flow generated by the property leased to that tenant and might decrease the value of that property.

         Dependence on Major Tenants. Revenues from several of our tenants and/or their guarantors constitute a significant percentage of our rental revenues. As of June 30, 2001, our ten largest tenants/guarantors, which occupy seventeen properties, represent 56.0% of our rental revenue for the preceding twelve months, with two tenants representing 23.0% of our rental revenue. The default, financial distress or bankruptcy of any of the tenants of these properties could cause interruptions in the receipt of lease revenues from these tenants and/or result in vacancies, which would reduce our revenues and increase operating costs until the affected property is re-let, and could decrease the ultimate sale value of that property. Upon the expiration of the leases that are currently in place with respect to these properties, we may not be able to re-lease the vacant property at a comparable lease rate or without incurring additional expenditures in connection with the re-leasing.

         Leverage. We have incurred, and may continue to incur, indebtedness (secured and unsecured) in furtherance of our activities. Neither our Declaration of Trust nor any policy statement formally adopted by our Board of Trustees limits either the total amount of indebtedness or the specified percentage of indebtedness that we may incur. Accordingly, we could become more highly leveraged, resulting in increased risk of default on our obligations and in an increase in debt service requirements which could adversely affect our financial condition and results of operations and our ability to pay distributions.

         Risks Relating to Interest Rate Increases. We have exposure to market risks relating to increases in interest rates due to our variable rate debt. Specifically, we currently maintain an unsecured credit facility and three mortgage notes encumbering three properties for which interest accrues at variable rates. An increase in interest rates may increase our costs of borrowing on existing variable rate indebtedness leading to a reduction in our net income.

         As of June 30, 2001, our variable rate indebtedness represented 9.5% of total mortgages and notes payable and had a weighted average interest rate of 7.0%. The level of our variable rate indebtedness, along with the interest rate associated with such variable rate indebtedness, may change in the future and may materially affect our interest costs and net income.

         In addition, the interest costs which we incur in connection with our fixed rate indebtedness may increase if we are required to refinance our fixed rate indebtedness at higher interest rates.

         Risks Associated with Refinancing. A significant number of our properties are subject to mortgages with balloon payments due at maturity. As of June 30, 2001, the scheduled balloon payments for the remainder of 2001 and the next four calendar years are as follows:

         o        2001- $1.0 million;

         o        2002- $10.6 million;

         o        2003- $0;

         o        2004- $42.4 million; and

         o        2005- $67.8 million.

         Subsequent to June 30, 2001, we fully satisfied balloon payments of $1.0 million due in 2001, $10.6 million due in 2002 and $25.0 million due in 2005.

         Our ability to make the remaining balloon payments will depend upon our ability either to refinance the related mortgage or to sell the related property. Our ability to accomplish these goals will be affected by various factors existing at the relevant time, such as the state of the national and regional economies, local real estate conditions, available mortgage rates, our equity in the mortgaged properties, our financial condition, the operating history of the mortgaged properties and tax laws.

         Uncertainties Relating to Lease Renewals and Re-letting of Space. Upon expiration of current leases for space located in our properties, we may not be able to re-let all or a portion of that space, or the terms of re-letting, including the cost of concessions to tenants, may be less favorable to us than current lease terms. If we are unable to re-let promptly all or a substantial portion of the space located in our properties or if the rental rates we receive upon re-letting are significantly lower than current rates, our net income and ability to make expected distributions to our shareholders will be adversely affected. There can be no assurance that we will be able to retain tenants in any of our properties upon the expiration of their leases. As of the date of this prospectus, our scheduled lease maturities for the remainder of 2001 and the next four years are as follows:

                                                                 Percentage of
                                Number of       Annual Rent       Total Annual
                                  Leases          ($000)              Rent
                              --------------  ---------------  -----------------
         2001.................        0         $       --               --%
         2002.................        2                 777              0.9
         2003.................        1                 1,900            2.1
         2004.................        0                 --               --
         2005.................        5                 6,119            6.8
                              --------------  ---------------  -----------------
                Total.........        8         $       8,796            9.8%
                              ==============  ===============  =================

         Defaults on Cross-Collateralized Properties. As of the date of this prospectus, seventeen of our properties are part of a segregated pool of assets with respect to which commercial mortgage pass-through certificates were issued. To the extent that any of our properties is cross-collateralized, any default by us under the mortgage relating to one property will result in a default under the financing arrangements relating to any other property that also provides security for that mortgage.

         Possible Liability Relating to Environmental Matters. Under various federal, state and local environmental laws, statutes, ordinances, rules and regulations, as an owner of real property, we may be liable for the costs of removal or remediation of hazardous or toxic substances at, on, in or under our property, as well as other potential costs relating to hazardous or toxic substances, including government fines and penalties and damages for injuries to persons and adjacent property. These laws may impose liability without regard to whether we knew of, or were responsible for, the presence or disposal of those substances. This liability may be imposed on us in connection with the activities of an operator of, or tenant at, the property. The cost of any required remediation, removal, fines or personal or property damages and our liability therefor could exceed the value of the property and/or our aggregate assets. In addition, the presence of those substances, or the failure to properly dispose of or remove those substances, may adversely affect our ability to sell or rent that property or to borrow using that property as collateral, which, in turn, would reduce our revenues and ability to make distributions.

         A property can also be adversely affected either through physical contamination or by virtue of an adverse effect upon value attributable to the migration of hazardous or toxic substances, or other contaminants that have or may have emanated from other properties. Although our tenants are primarily responsible for any environmental damages and claims related to the leased premises, in the event of the bankruptcy or inability of a tenant to satisfy any obligations with respect to the property leased to that tenant, we may be required to satisfy such obligations. In addition, we may be held directly liable for any such damages or claims irrespective of the provisions of any lease.

         From time to time, in connection with the conduct of our business, and prior to the acquisition of any property from a third party or as required by our financing sources, we authorize the preparation of Phase I environmental reports and, when necessary, Phase II environmental reports, with respect to our properties. Based upon these environmental reports and our ongoing review of our properties, as of the date of this prospectus, we are not aware of any environmental condition with respect to any of our properties that we believe would be reasonably likely to have a material adverse effect on us. There can be no assurance, however, that the environmental reports will reveal all environmental conditions at our properties or that the following will not expose us to material liability in the future:

         o        the discovery of previously unknown environmental conditions;

         o        changes in law;

         o        activities of tenants; or

         o activities relating to properties in the vicinity of our properties.

         Changes in laws increasing the potential liability for environmental conditions existing on properties or increasing the restrictions on discharges or other conditions may result in significant unanticipated expenditures or may otherwise adversely affect the operations of our tenants, which could adversely affect our financial condition or results of operations.

         Uninsured Loss. We carry comprehensive liability, fire, extended coverage and rent loss insurance on most of our properties, with policy specifications and insured limits customarily carried for similar properties. However, with respect to those properties where the leases do not provide for abatement of rent under any circumstances, we generally do not maintain rent loss insurance. In addition, there are certain types of losses, such as losses resulting from wars or acts of God, that generally are not insured because they are either uninsurable or not economically insurable. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in a property, as well as the anticipated future revenues from a property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any loss of these types would adversely affect our financial condition.

         Competition. There are numerous commercial developers, real estate companies, financial institutions and other investors whose financial resources are greater than ours, which compete with us in seeking properties for acquisition and tenants who will lease space in our properties. Due to our focus on net-lease properties located throughout the United States, and because most competitors are locally and/or regionally focused, we do not encounter the same competitors in each region of the United States. Our competitors include other REITs, financial institutions, insurance companies, pension funds, private companies and individuals. This competition may result in a higher cost for properties that we wish to purchase.

         Failure to Qualify as a REIT. We believe that we have met the requirements for qualification as a REIT for federal income tax purposes beginning with our taxable year ended December 31, 1993, and we intend to continue to meet these requirements in the future. However, qualification as a REIT involves the application of highly technical and complex provisions of the Internal Revenue Code of 1986, as amended, which is generally referred to as the Code, for which there are only limited judicial or administrative interpretations. No assurance can be given that we have qualified or will remain qualified as a REIT. The Code provisions and income tax regulations applicable to REITs are more complex than those applicable to corporations. The determination of various factual matters and circumstances not entirely within our control may affect our ability to continue to qualify as a REIT. In addition, no assurance can be given that legislation, regulations, administrative interpretations or court decisions will not significantly change the requirements for qualification as a REIT or the federal income tax consequences of such qualification. If we do not qualify as a REIT, we would not be allowed a deduction for distributions to shareholders in computing our income. In addition, our income would be subject to tax at the regular corporate rates. We also could be disqualified from treatment as a REIT for the four taxable years following the year during which qualification was lost. Cash available for distribution to our shareholders would be significantly reduced for each year in which we do not qualify as a REIT. In that event, we would not be required to continue to make distributions. Although we currently intend to continue to qualify as a REIT, it is possible that future economic, market, legal, tax or other considerations may cause us, without the consent of the shareholders, to revoke the REIT election or to otherwise take action that would result in disqualification.

         Distribution Requirements Imposed by Law Limit Our Flexibility. To maintain our status as a REIT for federal income tax purposes, we are generally required to distribute to our shareholders at least 90% of our taxable income for that calendar year. Our taxable income is determined without regard to any dividends paid deduction and by excluding net capital gains. We intend to continue to make distributions to our shareholders to comply with the distribution requirements of the Code and to reduce exposure to federal income and nondeductible excise taxes. Differences in timing between the receipt of income and the payment of expenses in determining our income and the effect of required debt amortization payments could require us to borrow funds on a short-term basis in order to meet the distribution requirements that are necessary to achieve the tax benefits associated with qualifying as a REIT.

         Interest Rate Fluctuations. It is likely that the public valuation of our common shares will be based primarily on the earnings that we derive from rental income with respect to our properties and not from the underlying appraised value of the properties themselves. As a result, interest rate fluctuations and capital market conditions can affect the market value of our common shares. For instance, if interest rates rise, it is likely that the market price of our common shares will decrease because potential investors may require a higher dividend yield on our common shares as market rates on interest-bearing securities, such as bonds, rise.

         Inability to Carry Out Growth Strategy. Our growth strategy is based on the acquisition and development of additional properties, including acquisitions through co-investment programs. In the context of our business plan, "development" generally means an expansion or renovation of an existing property or the acquisition of a newly constructed property. We typically provide a developer with a commitment to acquire a property upon completion of construction. Our plan to grow through the acquisition and development of new properties could be adversely affected by trends in the real estate and financing businesses. The consummation of any future acquisitions will be subject to satisfactory completion of our extensive valuation analysis and due diligence review, and negotiation of definitive documentation. We cannot be sure that we will be able to implement our strategy because we may have difficulty finding new properties, negotiating with new or existing tenants or securing acceptable financing. If we are unable to carry out our strategy, our financial condition and results of operations could be adversely affected.

         Acquisitions of additional properties entail the risk that investments will fail to perform in accordance with expectations, including operating and leasing expectations. Redevelopment and new project development are subject to numerous risks, including risks of construction delays, cost overruns or force majeure that may increase project costs, new project commencement risks such as the receipt of zoning, occupancy and other required governmental approvals and permits, and the incurrence of development costs in connection with projects that are not pursued to completion.

         We anticipate that some of our acquisitions and developments will be financed using the proceeds of periodic equity or debt offerings, lines of credit or other forms of secured or unsecured financing that will result in a risk that permanent financing for newly acquired projects might not be available or would be available only on disadvantageous terms. If permanent debt or equity financing is not available on acceptable terms to refinance acquisitions undertaken without permanent financing, further acquisitions may be curtailed or cash available for distribution may be adversely affected.

         Dilution of Common Shares. Our future growth will depend in part on our ability to raise additional capital. If we raise additional capital through the issuance of equity securities, the interests of holders of our common shares, including common shares issuable upon conversion of the Class A preferred shares being offered by this prospectus, could be diluted. Likewise, our Board of Trustees is authorized to cause us to issue preferred shares in one or more series, the holders of which would be entitled to the dividends and voting and other rights that our Board of Trustees determines, and which could be senior to our common shares. Accordingly, our Board of

Trustees may authorize the issuance of preferred shares with dividends and voting and other rights that could be dilutive to or otherwise adversely affect the interests of holders of our common shares.

         Ownership Limitations. For us to qualify as a REIT under the Code, among other things, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). Our Declaration of Trust includes certain restrictions regarding transfers of shares of our capital stock and ownership limits that are intended to assist us in satisfying these limitations. These restrictions and limits may not be adequate in all cases, however, to prevent the transfer of shares of our capital stock in violation of the ownership limitations. The ownership limit discussed above may have the effect of delaying, deferring or preventing someone from taking control of our company, even though a change of control could involve a premium price for our common shares or otherwise be in your best interest.

         Restrictions on a Potential Change of Control. Our Board of Trustees is authorized by our Declaration of Trust to establish and issue one or more series of preferred shares without shareholder approval. We currently have one series of preferred shares outstanding. The establishment of this series or a future series of preferred shares could make more difficult a change of control of our company that could be in your best interest.

         Concentration Of Ownership By Certain Investors. As of the date of this prospectus, the Class A preferred shares held by Five Arrows Realty, L.L.C., which is the selling shareholder pursuant to this prospectus, represent 8.2% of our total outstanding voting securities. As of the date of this prospectus, E. Robert Roskind owns or controls 327,452 common shares, 1,408,590 operating partnership units which are currently convertible into common shares, and options to purchase 253,750 common shares, representing, in the aggregate, 7.7% of our total outstanding voting securities. A significant concentration of ownership may allow an investor to exert a greater influence over our management and affairs, and may have the effect of delaying, deferring or preventing a change of control, may discourage bids for our common shares at a premium over the market price, and may adversely affect the market price of our common shares. However, the only influence that Five Arrows has, in addition to its voting power upon conversion of the Series A preferred shares, is the ability to elect a trustee to our Board of Trustees.

         Limited Control over Joint Venture Investments. Our joint venture investments may involve risks not otherwise present for investments made solely by us, including the possibility that our co-venturer might become bankrupt, that our co-venturer might at any time have different interests or goals than we do, and that our co-venturer may take action contrary to our instructions, requests, policies or objectives, including our policy with respect to maintaining our qualification as a REIT. Other risks of joint venture investments include impasse on decisions, such as a sale, because neither we nor our co-venturer would have full control over the joint venture. Also, there is no limitation under our organizational documents as to the amount of funds that may be invested in joint ventures. Our credit facility restricts the amount of capital that we can invest in joint ventures.

         Conflicts of Interest with Respect to Sales and Refinancings. Two of our trustees and officers own units of limited partnership interest in our operating partnerships and, as a result, may face different and more adverse tax consequences than you will if we sell, or reduce our mortgage indebtedness on, any of our properties. Those individuals may, therefore, have different objectives than you regarding the appropriate pricing and timing of any sale of our properties or reduction of mortgage debt. Accordingly, there may be instances in which we may not sell a property or pay down the debt on a property even though doing so would be advantageous to you.

         Limitations on Sale of Certain Properties. We have agreed with the sellers of six of our properties not to sell those properties for a period of time in a taxable transaction, subject to certain exceptions. We may enter into similar agreements in connection with future property acquisitions. These agreements generally provide that we may dispose of these properties in transactions that qualify as tax-free exchanges under Section 1031 of the Code. Therefore, we may be precluded from selling these properties other than in transactions that would qualify as tax-free exchanges for federal income tax purposes, even if it would be in your best interest to do so. These restrictions expire at various dates through January 1, 2004.

         Our Ability To Change Our Portfolio Is Limited Because Real Estate Investments Are Illiquid. Equity investments in real estate are relatively illiquid and, therefore, our ability to change our portfolio promptly in response to changed conditions will be limited. Our Board of Trustees may establish investment criteria or limitations as it deems appropriate, but currently does not limit the number of properties in which we may seek to invest or on the concentration of investments in any one geographic region. We could change our investment, disposition and financing policies without a vote of our shareholders.

         Our Board of Trustees May Change Our Investment Policy Without Shareholders' Approval. Subject to our fundamental investment policy to maintain our qualification as a REIT, our Board of Trustees will determine our investment and financing policies, our growth strategy and our debt, capitalization, distribution, acquisition, disposition and operating policies. Although our Board of Trustees has no present intention to revise or amend these strategies and policies, it may do so at any time without a vote by our shareholders. Accordingly, our shareholders' control over changes in our strategies and policies is limited to the election of trustees, and changes made by our Board of Trustees may not serve the interests of our shareholders and could adversely affect our financial condition or results of operations, including our ability to distribute cash to shareholders or to qualify as a REIT.

         Limits on Ownership of Our Common Shares and Preferred Shares. Actual or constructive ownership of our common shares and preferred shares in excess of the share ownership limits contained in our Declaration of Trust would cause the violative transfer or ownership to be void or cause the shares to be transferred to a charitable trust and then sold to a person or entity who can own the shares without violating these limits. As a result, if a violative transfer were made, the recipient of the shares would not acquire any economic or voting rights attributable to the transferred shares. Additionally, the constructive ownership rules for these limits are complex and groups of related individuals or entities may be deemed a single owner and consequently in violation of the share ownership limits. We recommend that you read the section entitled "DESCRIPTION OF COMMON SHARES -- Restrictions on Ownership" beginning on page 25 of this prospectus and the section entitled "RESTRICTIONS ON TRANSFER OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS -- Restrictions Relating to REIT Status" beginning on page 25 of this prospectus for a detailed description of the share ownership limits.



                                 USE OF PROCEEDS

         We will not receive any proceeds from the sale by the selling shareholder named in this prospectus of the Class A preferred shares or the common shares issuable upon conversion of the Class A preferred shares being offered by this prospectus, nor will we receive any proceeds from the issuance of the common shares issuable upon conversion of the Class A preferred shares.



                                   THE COMPANY

General

         We are a self-managed and self-administered real estate investment trust, commonly referred to as a REIT. Our common shares are listed on the New York Stock Exchange. Our primary business is the acquisition, ownership and management of a geographically diverse portfolio of net leased office, industrial and retail properties. As of the date of this prospectus, we have ownership interests in 73 properties, 71 of which are leased and 68 of which are subject to triple net leases, which are generally characterized as leases in which the tenant bears all or substantially all of the costs and cost increases for real estate taxes, utilities, insurance and ordinary repairs and maintenance. Of the three remaining property leases, two provide for operating expense stops which limit the extent to which we are responsible for increases in operating expenses.

         We believe the following characteristics of our portfolio enhance the predictability of our cash flow (data as of June 30, 2001):

         o        average remaining lease term of 7.8 years;

         o        geographic and tenant diversification;

         o 62.5% of our rental revenue for the past twelve months was received from tenants/ guarantors with an investment grade credit rating; and

o        mortgage debt maturities that generally match the term of our leases.

         Our 73 properties are located in 29 states, containing an aggregate of approximately 13.1 million net rentable square feet of space and consisting of warehousing, distribution and manufacturing facilities, office buildings and retail properties. Approximately 97.9% of the net rentable square feet was leased.

         We grow our portfolio primarily by acquiring properties from corporations and other entities in sale-leaseback transactions and from developers of newly constructed properties built to suit the needs of a corporate tenant. Additionally, we enter into joint ventures with third-party investors as a means of creating additional growth and expanding the revenue realized from advisory and asset management activities. We are presently party to a joint venture agreement with The Comptroller of the State of New York, as Trustee of the Common Retirement Fund, to acquire properties in an aggregate amount of up to approximately $400 million.

         Through our predecessor entities, we have been in the net lease business for over 27 years. During that time, we have established close relationships with a large number of major corporate tenants, and we maintain a broad network of contacts, including developers, brokers and lenders.


Objectives and Strategy

         Our primary objectives are to increase FFO, cash available for distribution per share to our shareholders, and net asset value per share. In an effort to achieve these objectives, our management focuses on:

         o effectively managing assets through lease extensions, revenue enhancing property expansions, opportunistic property sales and redeployment of assets, when advisable;

         o acquiring portfolios and individual net lease properties from third parties, through sale/leaseback transactions, acquiring build-to-suit properties and opportunistically using our operating partnership units to effect acquisitions;

         o entering into strategic co-investment programs which generate higher equity returns than direct investments due to acquisition and asset management fees and, in some cases, higher leverage levels;

         o providing management and advisory services to institutional investors in order to generate advisory fee revenue; and

         o matching debt maturities to lease expirations and increasing our access to capital to finance property acquisitions and expansions.


Internal Growth; Effectively Managing Assets

         Tenant Relations and Lease Compliance. We maintain close contact with our tenants in order to understand their future real estate needs. We monitor the financial, property maintenance and other lease obligations of our tenants through a variety of means, including periodic reviews of financial statements and physical inspections of the properties. We perform annual inspections of those properties where we have an ongoing obligation with respect to the maintenance of the property and for all properties during each of the last three years immediately prior to a scheduled lease expiration. Bi-annual physical inspections are undertaken for all other properties.

         Extending Lease Maturities. We seek to extend our leases in advance of their expiration in order to maintain a balanced lease rollover schedule and high occupancy levels.

         As of the date of this prospectus, our scheduled lease maturities for the remainder of 2001 and each of the next four years are as follows:

                             Number of   Current Annual Rent   % Of Annualized
                              Leases           ($000's)              Rent
                            --------     ----------------      ----------------
2001......................         0          $         -                -%
2002......................         2                  777              0.9
2003......................         1                1,900              2.1
2004......................         0                    -              -
2005......................         5                6,119              6.8
                            --------         ------------      ----------------
                                   8          $     8,796              9.8%
                            ========          ===========      ================

         Revenue Enhancing Property Expansions. We undertake selective expansions of our properties based on tenant requirements. We believe that selective property expansions can provide us with attractive rates of return and we actively seek these opportunities. As of June 30, 2001, we had committed to fund 40% of a $10.5 million expansion of an existing property that we own jointly with a partner. The expansion, which is estimated to be completed by October 2001, will be leased by the tenant for eight years at a weighted average rental rate of 18.5% of expected construction costs.

         Property Sales and Redeployment of Assets. We may determine to sell a property if we deem the disposition to be in our best interest. During the years ended December 31, 2000 and 1999, we sold three and seven properties, respectively, for $19.6 million and $63.9 million, respectively, resulting in $3.0 million and $5.1 million in gains, respectively.


External Growth; Strategies for Acquisitions and Increasing Assets Under Management

         Focused Acquisition Parameters. We seek to enhance our net lease property portfolio through acquisitions of general purpose, efficient, well-located properties in growing markets. We have diversified our portfolio by geographic location, tenant industry segment, lease term expiration and property type with the intention of providing steady internal growth in cash flow with low volatility. We believe that this diversification should help insulate us from regional recession, industry specific downturns and price fluctuations by property type. Prior to effecting any acquisition, we analyze the:

         o property's design, construction quality, efficiency, functionality and location with respect to the immediate sub-market, city and region;

         o lease integrity with respect to term, rental rate increases, corporate guarantees and property maintenance provisions;

         o present and anticipated conditions in the local real estate market; and

         o prospects for selling or releasing the property on favorable terms in the event of a vacancy.

         We also evaluate each potential tenant's financial strength, growth prospects, competitive position within its industry and a property's strategic location and function within a tenant's operations or distribution systems. Management believes that our comprehensive underwriting process is critical to the assessment of long-term profitability of our investments.

         Operating Partnership Structure. We currently control two operating partnership subsidiaries. This operating partnership structure enables us to acquire property by issuing to a seller, as a form of consideration, interests in our operating partnership subsidiaries, which we refer to as OP units. These OP units are redeemable, after certain dates, for our common shares. We believe that this structure facilitates our ability to raise capital and to acquire portfolio and individual properties by enabling us to structure transactions which may defer tax gains for a contributor of property while preserving our available cash for other purposes, including the payment of dividends and distributions. As of the date of this prospectus, we have used OP units as a form of consideration in connection with the acquisition of 22 properties.

         Acquisitions of Portfolio and Individual Net Lease Properties. We seek to acquire portfolio and individual properties that are leased to creditworthy tenants under long-term net leases. We believe there is significantly less competition for acquisitions of property portfolios containing a number of net leased properties located in more than one geographic region. We also believe that our geographic diversification, acquisition experience and access to capital will allow us to compete effectively for the acquisition of net leased properties.

         Sale/Leaseback Transactions. We seek to acquire portfolio and individual net lease properties in sale/leaseback transactions with creditworthy sellers/tenants with respect to properties that are integral to the sellers'/tenants' ongoing operations.

         Build-to-Suit Properties. We may also acquire, after construction has been completed, "build-to-suit" properties that are entirely pre-leased to their intended corporate users. As a result, we do not assume the risk associated with the construction phase of a project, except with respect to expansions of properties we own.


Strategic Joint Venture Co-Investments

         In 1999, we entered into a joint venture agreement with The Comptroller of the State of New York, as Trustee of the Common Retirement Fund, or "CRF." The joint venture entity, Lexington Acquiport Company, LLC, or "LAC," acquires high quality office and industrial real estate properties that are net leased to investment and non-investment grade single tenant users. We and CRF have committed to make equity contributions to LAC of up to $50 million and $100 million, respectively, of which we and CRF have funded approximately $37 million and $76 million, respectively, as of the date of this prospectus. Property acquisitions will be additionally funded through the use of up to $278 million in non-recourse mortgages. As of the date of this prospectus, LAC has made investments in eight properties for $284 million. We believe that this joint venture furthers our investment objectives because:

         o        it provides for added external growth;

         o our return on invested capital is enhanced by fees earned for acquiring assets and managing the joint venture properties; and

         o        we view CRF as an astute investor and a high quality partner.

         In 1999, we also formed a joint venture to acquire and own a property that is net leased to Blue Cross/Blue Shield of South Carolina. We have a 40% interest in the joint venture, and as of June 30, 2001, we have committed to fund 40% of a $10.5 million expansion of this property for the tenant. The expansion, which is estimated to be completed by October 2001, will be leased by the tenant for eight years at a weighted average rental rate of 18.5% of expected construction cost.


Revenue Enhancement from Advisory Services

         In connection with our joint venture with CRF, our affiliate, Lexington Realty Advisors, Inc., or "LRA," entered into a management agreement with LAC whereby LRA performs services for a fee relating to the acquisition and management of the LAC investments. LRA receives a fee of 75 basis points of cost for acquisition services and 2% of rent collected for management of the LAC investments. LRA has also entered into a management agreement with respect to the Blue Cross/Blue Shield joint venture with terms similar to the management agreement with LAC.

         In 2000, LRA entered into an advisory and asset management agreement to invest and manage $50 million of equity on behalf of a private investment fund. The investment program could, depending on leverage utilized, acquire between $140 and $150 million in single tenant, net-leased office, industrial and retail properties in the United States. LRA earns acquisition fees (90 basis points of total acquisition costs), annual asset management fees (30 basis points of gross asset value) and a promoted interest of 16% of the return in excess of an internal rate of return of 10% earned by the private investment fund. As of the date of this prospectus, one property has been purchased for $10 million under this program.

Matching Indebtedness to Lease Expirations and Increasing Access to Capital

         Matching Indebtedness to Lease Expirations. We seek to enter into mortgage loans with maturities that generally match the terms of the corresponding leases. This allows us to reduce the risk associated with refinancing our indebtedness.

         Increasing Access to Capital. We are constantly pursuing opportunities to increase our access to public and private capital in order to achieve maximum operating flexibility. Our variable rate unsecured credit facility bears interest at 150-250 basis points over our option of 1, 3 or 6 month LIBOR, depending upon the level of our indebtedness, and is scheduled to mature in March 2004. As of the date of this prospectus, there are no outstanding borrowings under this $35.0 million facility.

         As a result of our financing activities, the weighted average annual interest rate on our outstanding indebtedness has been reduced from approximately 8.17% as of December 31, 1997 to approximately 7.67% as of June 30, 2001. In addition, we are constantly pursuing opportunities to increase our access to public and private capital in order to achieve maximum operating flexibility.


Common Share Repurchases

         Our Board of Trustees has authorized the repurchase of up to 2.0 million common shares and/or operating partnership units. As of June 30, 2001, we have repurchased approximately 1.4 million common shares/units at an average price of $10.53 per share/unit, all of which have been retired.



            Price Range Of Our Common Shares And Distribution History

         Our common shares have been traded on the New York Stock Exchange under the symbol "LXP" since October 1993. On November 2, 2001, which was the last full trading date prior to the date of this prospectus, the last reported sale price of our common shares on the New York Stock Exchange was $13.90 per share. The following table sets forth the quarterly high and low sales prices per share reported on the New York Stock Exchange and the distributions paid per share during the periods indicated.

                                                 Price
                                         ---------------------
Quarter Ended                             High           Low       Distribution
-------------                            -------       -------     -------------
1999
   First Quarter...............          $12.875       $ 9.875        $0.30
   Second Quarter..............           12.000        10.500         0.30
   Third Quarter...............           12.875        10.875         0.30
   Fourth Quarter..............           11.250         8.813         0.30
2000
   First Quarter...............           11.625         9.000         0.30
   Second Quarter..............           11.313         9.938         0.30
   Third Quarter...............           12.250        11.063         0.31
   Fourth Quarter..............           11.938        10.688         0.31
2001
   First Quarter...............           13.438        11.813         0.31
   Second Quarter..............           15.550        12.750         0.32
   Third Quarter...............           15.480        13.000         0.32
   Fourth Quarter..............           15.480(1)     13.700(1)      0.32(2)

---------------------
(1)  Through November 2, 2001.
(2) Declared October 18, 2001 and payable on November 14, 2001 to shareholders of record as of October 31, 2001.

                                   Properties

Real Estate Portfolio

         General. As of the date of this prospectus, we owned or had interests in approximately 13.1 million square feet of rentable space in 73 office, industrial and retail properties, and approximately 97.9% of the net rentable square feet was leased. The number of properties, rental revenue for the twelve months prior to June 30, 2001, percentage of rental revenue for the twelve months prior to June 30, 2001 and square footage mix of our portfolio was as follows:



                                                              Historical 12-Months
                                                              Ended June 30, 2001
                                                           ------------------------
                                                                                        Square
                                             Number of         Rent       Percentage    Footage      Percentage of
Type of Property                             Properties    ($000's) (1)   of Rent(1)     (000's)     Square Footage
----------------                             ----------    ------------   ----------    --------     --------------

Office....................................      28         $    52,095       59.0%        5,186            39.5%
Industrial................................      24              25,643       29.0         6,400            48.8
Retail....................................      21              10,539       12.0         1,536            11.7
                                                --         ------------     ------       ------           -------
         Total............................      73         $    88,277      100.0%       13,122            100.0%
                                                ==         ============     =======      ======           =======


---------------------
(1) Reflects our proportionate ownership interest in our joint venture investments.

         Our properties are generally subject to triple net leases. In situations in which we are responsible for roof and structural repairs, we perform annual inspections of the properties. Our properties in Palm Beach Gardens, Florida, Lake Mary, Florida and Fishers, Indiana are subject to leases in which we are responsible for a portion of the real estate taxes, utilities and general maintenance.

         A substantial portion of our income consists of base rent under long-term leases. As of June 30, 2001, the average remaining term under our leases was approximately 7.8 years with 50 leases containing scheduled rent increases, five leases containing an increase based upon the Consumer Price Index and one lease containing a percentage rent clause. The remaining leases contain no rent increase provisions.

         As of the date of this prospectus, we had 11 properties accounting for $15.3 million of rental revenue that are subject to long term ground leases where a third party owns and has leased the underlying land to us. In each of these situations, the rental payments made by us to the landowner are included in the tenant's rental payments to us. At the end of these long-term ground leases, unless extended, the land, together with all improvements on the land, revert to the landowner. These ground leases, including renewal options, expire at various dates from 2028 through 2074.

         Properties by State. The following table shows a state-by-state analysis of our rental revenue for the past twelve months and square footage with respect to our properties as of the date of this prospectus:



                                                      Historical 12-Months
                                                      Ended June 30, 2001
                                                      --------------------
                                                                   Percentage
 No. of                Number of   Percent   Square      Rent       of Total
 States     State     Properties   Leased   Footage   ($000's)(1)   Rent (1)
 ------  ------------ ----------   -------  -------   -----------  ----------
     1   Ohio              5      100.0%   2,357,930   $11,795       13.4%
     2   Utah              1      100.0      295,000     8,773        9.9
     3   Pennsylvania      6      100.0    1,619,219     7,190        8.2
     4   Virginia          5      100.0      957,441     6,822        7.7
     5   Florida           5      100.0      910,316     6,509        7.4
     6   Arizona           3      100.0      607,982     6,378        7.2
     7   Texas             4       88.0      939,031     5,945        6.7
     8   California        6      100.0    1,004,584     5,706        6.5
     9   South Carolina    3      100.0      720,048     4,352        4.9

                                                      Historical 12-Months
                                                      Ended June 30, 2001
                                                      --------------------
                                                                   Percentage
 No. of                Number of   Percent   Square      Rent       of Total
 States     State     Properties   Leased   Footage   ($000's)(1)   Rent (1)
 ------  ------------ ----------   -------  -------   -----------  ----------
    10   Michigan          5      100.0%     613,187    $3,748        4.2%
    11   Oregon            3      100.0      339,225     2,333        2.6
    12   New Jersey        2      100.0      371,990     2,125        2.4
    13   Massachusetts     2      100.0      183,698     2,099        2.4
    14   Connecticut       1      100.0      153,364     2,009        2.3
    15   Georgia           2      100.0      194,159     1,800        2.0
    16   Maryland          4       81.0      314,019     1,710        2.0
    17   Indiana           1      100.0      193,000     1,096        1.2
    18   Kentucky          1      100.0       81,744     1,009        1.2
    19   Illinois          2      100.0      174,750     1,004        1.1
    20   Iowa              1      100.0      276,480     1,004        1.1
    21   Hawaii            1      100.0       85,610       971        1.1
    22   Tennessee         2       63.0      289,359       947        1.1
    23   Nevada            2      100.0       67,453       603        0.7
    24   Alabama           1      100.0      123,924       473        0.5
    25   New York          1      100.0       24,990       419        0.5
    26   Washington        1      100.0       43,105       391        0.5
    27   Louisiana         1      100.0       65,043       368        0.4
    28   Oklahoma          1      100.0       43,123       358        0.4
    29   North Carolina    1      100.0       72,868       340        0.4
                          --     -------  ----------   -------      ----
         Total            73       97.9%  13,122,642   $88,277      100.0%
                          ==     =======  ==========   =======      ======

   ---------------------

   (1) Reflects our proportionate ownership interest in our joint venture investments.


Tenant Information

         Our tenants are diversified across a variety of industries, including banking, computer and software services, health and fitness, general retailing, manufacturing, insurance and warehousing. As of June 30, 2001, our ten largest tenants/guarantors, which occupied 17 properties, represented 56.0% of our rental revenue for the past twelve months:


                                                           Percentage
                                                             of Rent
                                                               for
                                                            12-Months                                      Credit Rating
                                             Number of     Ended June          Property              -------------------------
Tenant (Guarantor)                          Properties      30, 2001             Type                S&P               Moody's
------------------                          ----------     ----------          --------              ---               -------
Kmart Corporation.........................       1            11.6%              Industrial          BB+(1)            Baa3(1)
Northwest Pipeline Corp...................       1            11.4               Office              BBB(1)            Baa1(1)
Exel Logistics, Inc. (NFC plc)............       4             6.3               Industrial          N/R               N/R
Honeywell, Inc............................       3             5.3               Office              N/R                A2 (1)
Vartec Telecom, Inc.......................       1             4.5               Office              N/R               N/R
Circuit City Stores, Inc..................       3             4.5               Office/Retail       N/R               N/R
Boeing North America Services, Inc. (The         1             3.3               Office              AA-(1)             A1 (1)
   Boeing Company)........................
Artesyn North America, Inc. (Balfour             1             3.3               Office              A2 (2)            N/R
   Beatty plc)............................
Avnet, Inc................................       1             3.2               Office               A-(1)            Baa1(1)
Hartford Fire Insurance Company...........       1             2.6               Office              AA (3)             Aa3(3)
                                                --            ----
    Totals................................      17            56.0%
                                                ==            ====



---------------------
(1)  Senior unsecured rating.

(2)  Short-term commercial credit rating.
(3)  Insurance financial strength rating.

         These ratings are not necessarily reflective of our tenants' or guarantors' ability to satisfy their financial obligations under our leases. Ratings are statements of opinion, not statements of fact or recommendations to buy, hold or sell securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.



                     DESCRIPTION OF CLASS A PREFERRED SHARES

         The following summary of the material terms and provisions of the Class A preferred shares being offered by this prospectus does not purport to be complete and is subject to the detailed provisions of our Declaration of Trust, our By-Laws, and our articles supplementary relating to our Class A preferred shares, each of which is incorporated by reference into this prospectus. See the section entitled "INCORPORATION OF INFORMATION BY REFERENCE" beginning on page 38 of this prospectus. You should carefully read each of these documents in order to fully understand the terms and provisions of our Class A preferred shares. For information on how to obtain copies of these documents, see the section entitled "AVAILABLE INFORMATION" on page 37 of this prospectus.


General

         Our Declaration of Trust authorizes us to issue up to 10,000,000 preferred shares of beneficial interest, par value $.0001 per share. As of June 30, 2001, our Board of Trustees had designated 2,000,000 preferred shares as Class A Senior Cumulative Convertible Preferred Stock, all of which were issued and outstanding.


Dividends

         The holders of our Class A preferred shares are entitled to receive, when, as and if declared by our Board of Trustees, dividends on those Class A preferred shares, out of funds legally available therefor under the Maryland General Corporation Law, cumulative (commencing as of the date of issuance of those Class A preferred shares) preferential cash dividends at a quarterly rate equal to the greater of (i) $0.295 per share, per quarter and (ii) the product of 1.05 and the per share quarterly dividend paid in respect of our common shares (subject to adjustment). Dividends will be paid for each of the quarters ending on March 30, June 30, September 30 and December 31 and will be paid on each February 15, May 15, August 15 and November 15, with respect to the prior quarter, or, if that date is not a business day, on the next succeeding business day. Dividends will cease to accrue on the first to occur of (i) the date on which the Liquidation Value of Class A preferred shares (plus all accrued and unpaid dividends thereon whether or not declared) is paid to the holders thereof in connection with our liquidation or the redemption of the Class A preferred shares by us, (ii) the last day of the quarter preceding the quarter in which our Class A preferred shares are converted into common shares if that date is after the record date for the Regular Quarterly Dividend (as herein defined) on the common shares for the quarter in which conversion takes place, (iii) the last day of the quarter second preceding the quarter in which our Class A preferred shares are converted into common shares if that date is prior to the record date for the Regular Quarterly Dividend on the common shares for the quarter in which conversion takes place or (iv) the date on which we otherwise acquire and pay for our Class A preferred shares.

         Dividends are calculated and paid pro rata based on the number of actual days in any partial quarter. In the event that the legally available funds, under Maryland General Corporation Law, available for the payment of dividends will be insufficient for the payment of the entire amount of dividends payable with respect to shares on any date on which our Board of Trustees has declared the payment of a dividend or otherwise, the amount of any available surplus will be allocated for the payment of dividends with respect to our Class A preferred shares and any other shares of our capital stock that are pari passu as to dividends pro rata based upon the amount of accrued and unpaid dividends owed with respect to those shares of our capital stock.

         Dividends on our Class A preferred shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such dividends and whether or not such dividends are declared and will accumulate to the extent such dividends are not paid.

         Unless dividends have been paid to the holders of our Class A preferred shares, we and our subsidiaries will be prohibited from paying dividends on, making any other distributions on, or redeeming or purchasing or otherwise acquiring for consideration any shares of our capital stock.


Liquidation Rights

         In the event that we liquidate, dissolve or wind up before the distribution or payment to the holders of shares of our capital stock ranking junior to our Class A preferred shares (as to dividends or upon liquidation, dissolution or winding up), the holders of our Class A preferred shares will be entitled to be paid $12.50 per share (the "Liquidation Value") plus any accrued and unpaid dividends whether or not declared (or a pro rata portion thereof with respect to fractional shares), provided, however, that if we liquidate, dissolve or wind up in connection with or subsequent to a Change of Control, then the holders of our Class A preferred shares will be entitled to be paid, to the extent we have funds legally available therefor, an amount equal to 102% of the Liquidation Value plus any accrued and unpaid dividends whether or not declared. If, upon liquidation, dissolution or winding, we have insufficient assets to permit the full payment to the holders of our Class A preferred shares of the sums which those holders are entitled to receive, then all of the assets available for distribution to the holders of our Class A preferred shares will be distributed among and paid to the holders of our Class A preferred shares ratably in proportion to the respective amounts that would be payable to those holders if we had sufficient assets to permit payment in full.


Voting Rights

         The holders of our Class A preferred shares will have one (1) vote for each common share into which each Class A preferred share is convertible and will be entitled to vote or consent on all matters submitted to the holders of our common shares, together with the holders of our common shares and the holders of any other classes or series of our capital stock which are entitled to vote on such matter, as a single class and not as a separate class.

         In addition, subject to certain exceptions, so long as Five Arrows Realty Securities L.L.C., an affiliate thereof, a successor thereof in which the current members of Five Arrows own greater than a majority interest, or a member of Five Arrows, is the holder of either (A) all of our outstanding Class A preferred shares or (B) an amount of our voting securities which, if converted into our common shares, would exceed 7.5% of our outstanding common shares on a fully diluted basis (determined on the basis of our then convertible, exercisable or exchangeable securities, warrants or options) (clauses A and B together, the "Minimum Threshold"), then in each such case (i) the number of trustees constituting our Board of Trustees will be automatically increased by one (1) member and (ii) upon the occurrence of any of (x) the payment of the Regular Quarterly Dividend on our common shares for any quarter of less than $0.28 per share (subject to adjustment to the Conversion Ratio) (the "Dividend Reduction Default"), (y) the ratio of our Consolidated EBITDA to our reported interest expense (as described in clause (2) under the definition of Consolidated EBITDA below) for each of three consecutive fiscal quarters was less than 1.25 to 1.00 (the "Earnings Default"), or (z) we fail to pay in full the quarterly dividend payable hereunder (whether or not declared) at any time in respect of our Class A preferred shares (the "Dividend Payment Default"), then, in the case of any of the events described in clauses (x), (y), or (z), our Board of Trustees will be automatically increased by an additional one (1) member for an aggregate increase of two (2) members pursuant to clauses (i) and
(ii) above. The position on our Board of Trustees established pursuant to clause
(i) will remain available until the Minimum Threshold is no longer satisfied and will not be available at any time thereafter. The position on our Board of Trustees established pursuant to clause (ii) will remain available until the earlier of (i) the date on which the Minimum Threshold fails to be satisfied and
(ii) the Dividend Reduction/Earnings Cure (as herein defined).

         If, at any time, (i) the rights granted pursuant to the immediately preceding paragraph are no longer available, (ii) any persons designated to serve on our Board of Trustees pursuant to that paragraph resign as required by the terms of that paragraph and (iii) a Dividend Payment Default occurs for three consecutive quarters, the number of trustees constituting our Board of Trustees will be automatically increased by two (2) members. The positions on our Board of Trustees created hereby will continue to be available until the earlier of (i) the date on which there are no Class A preferred shares outstanding and (ii) the date on which the Dividend Payment Cure (as herein defined) is effected.

         The holders of the Class A preferred shares will have the special right, voting separately as a single class, to elect as soon as practical, a trustee (a "Preferred Trustee") to fill each vacancy created pursuant to either of the two immediately preceding paragraphs and to elect their respective successors at each succeeding annual meeting of Lexington thereafter at which such successor is to be elected.

         Furthermore, so long as any of our Class A preferred shares are outstanding, without the consent of the holders of at least a majority of our Class A preferred shares at the time outstanding, we may not (i) effect or validate the amendment, alteration or repeal of any provision of our articles supplementary relating to the Class A preferred shares, (ii) effect or validate the amendment, alteration or repeal of any provision of our Declaration of Trust which would adversely effect the rights of the holders of our Class A preferred shares, (iii) other than as required to maintain our status as a real estate investment trust (or to prevent us from becoming a Pension-held REIT) as described in Section 856 of the Code, effect or validate the amendment, alteration or repeal of any provision of our Declaration of Trust which would increase in any respect the restrictions or limitations on ownership applicable to our Class A preferred shares pursuant thereto, (iv) effect or validate the amendment, alteration or repeal of any provision of our Declaration of Trust or By-Laws in a manner which would make the right to indemnification provided to any present or future Preferred Trustee elected by the holders of our Class A preferred shares materially different from that provided to other members of our Board of Trustees, (v) other than our Class A preferred shares, issue additional Class A preferred shares, a series of preferred shares that would vote as a class with our Class A preferred shares with respect to the election of any Preferred Trustee or shares of our capital stock ranking senior or equal to our Class A preferred shares (as to dividends or upon liquidation, dissolution or winding up), or (vi) effect or validate the amendment, alteration or repeal of any provision of our Declaration of Trust or By-Laws so as to increase the number of members of our Board of Trustees beyond twelve (12) members (not including any Preferred Trustees).

         Any action required or permitted to be taken by holders of our Class A preferred shares at any meeting of our shareholders may be taken without a meeting, without prior notice and without a vote, if a consent, in writing, setting forth the action so taken, is signed by the holders of that number of our Class A preferred shares that would have been sufficient to approve that action at a meeting duly held and is executed and delivered to our Secretary for placement among the minutes of proceedings of our shareholders.

         Except to the extent that our Board of Trustees may otherwise determine hereafter, the Preferred Trustees will not be entitled to receive any compensation, in cash or kind, in connection with their service as a trustee; provided, however, that, the indemnification or insurance that we provide to our trustees will not be deemed "compensation" for these purposes.

         The term "Regular Quarterly Dividend" means any cash dividend or dividends paid in any calendar quarter that do not in the aggregate exceed our reported Funds From Operations (as defined by the National Association of Real Estate Investment Trusts prior to 1996) for the quarter relating to such dividend.

         The term "Consolidated EBITDA" means our consolidated net income (before extraordinary income or gains) as reported in our Quarterly Report on Form 10-Q under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise furnished to holders of our Class A preferred shares, increased by the sum of the following (without duplication):

         (1) all income and state franchise taxes paid or accrued according to Generally Accepted Accounting Principles ("GAAP") for such period (other than income taxes attributable to extraordinary, unusual or non-recurring gains or losses except to the extent that such gains were not included in Consolidated EBITDA);

         (2) all interest expense paid or accrued in accordance with GAAP for such period (including financing fees and amortization of deferred financing fees and amortization of original issue discount);

         (3) depreciation and depletion reflected in our reported net income;

         (4) amortization reflected in our reported net income including, without limitation, amortization of capitalized debt issuance costs (only to the extent that those amounts have not been previously included in the amount of Consolidated EBITDA pursuant to clause (2) above); and

         (5) any other non-cash charges or discretionary prepayment penalties, to the extent deducted from consolidated net income (including, but not limited to, income allocated to minority interests).

         The term "Dividend Reduction/Earnings Cure" will mean the time at which
(i) the Regular Quarterly Dividend paid in the immediately preceding quarter on our common shares is greater than $0.28 per share (subject to adjustment), (ii) we report for the prior three consecutive fiscal quarters that the ratio of our Consolidated EBITDA to our reported interest expense (as described in clause (2) under the definition of Consolidated EBITDA above) for each such quarter was greater than 1.25 to 1.00, and (iii) all accrued and unpaid dividends, whether or not declared, on the Class A preferred shares are paid or made available for payment. Upon the occurrence of the Dividend Payment Default, the same will be deemed to continue and exist until (the "Dividend Payment Cure") the earlier to occur of (i) the date on which none of the Class A preferred shares remain outstanding and (ii) the date on which all accrued and unpaid dividends, whether or not declared, on our Class A preferred shares have been paid or made available for payment.


Redemption

         Subject to certain exceptions, we may, at our option, to the extent we will have legally available funds therefor under Maryland General Corporation Law, redeem all (but not less than all) of our outstanding Class A preferred shares at any time on or after the date which is the fifth (5th) anniversary of the original date of issuance of our Class A preferred shares. We will exercise our option to redeem our Class A preferred shares by mailing of a written notice of election (the "Redemption Notice") to the holders of our Class A preferred shares at each holder's address appearing in our records not less than thirty
(30) days prior to the date specified therein for the redemption of our Class A preferred shares. Such notice shall state, at a minimum, the date on which such redemption shall occur and the last date on which such holder can exercise its conversion rights as described below (the "Final Conversion Date").

         On the redemption date specified in the Redemption Notice, we will be required, except with respect to any holder of Class A preferred shares that has exercised its right to convert its Class A preferred shares, to purchase from each holder of Class A preferred shares all of their Class A preferred shares at a price equal to the product of (i) $12.50 per Class A preferred share plus accrued and unpaid dividends (whether or not declared), plus a premium equal to the following percentage of $12.50:

         Redemption Occurs                                    %
         On or After                But Prior to           Premium

         -----------------          -----------------       ------

         December 31, 2001          December 31, 2003         6.0
         December 31, 2003          December 31, 2005         5.0
         December 31, 2005          December 31, 2007         4.0
         December 31, 2007          December 31, 2009         3.0
         December 31, 2009          December 31, 2010         2.0
         December 31, 2010          December 31, 2011         1.0
         December 31, 2011          -----------------         0.0

and (ii) the number of Class A preferred shares held by the holder to be redeemed (the "Redemption Price").

         In addition, subject to the conversion rights of the holders of our Class A preferred shares, if a Change of Control occurs on or before December 31, 2001, we may, at our option, to the extent we will have legally available funds therefor under Maryland General Corporation Law, redeem all (but not less than all) of our outstanding Class A preferred shares on the date of such Change of Control. On the date of the Change of Control, we will be required, except with respect to any holder of Class A preferred shares that has exercised its right to convert its Class A preferred shares, to purchase from each holder of Class A preferred shares of their Class A preferred shares, at a price equal to the product of (i) $13.75 plus accrued and unpaid dividends and (ii) the number of Class A preferred shares held by the holder to be redeemed. No Class A preferred share is entitled to any dividends accruing after the date on which the payment for that share is paid or made available for payment to the holder thereof.

         If a Change of Control or Put Event (as defined herein) occurs, each holder of our Class A preferred shares will have the right to require, to the extent we will have legally available funds therefor under Maryland General Corporation Law, that we redeem their Class A preferred shares at a redemption price payable in cash in an amount equal to 102% of the Liquidation Value thereof, plus accrued and unpaid dividends whether or not declared, if any (the "Put Payment"), to the date of redemption or the date payment is made available (the "Put Date").

         If a REIT-Put Event occurs, each holder of our Class A preferred shares will have the right to require, to the extent we will have legally available funds therefor under Maryland General Corporation Law, that we redeem their Class A preferred shares at a redemption price payable in cash in an amount equal to the greater of (i) 110% of the Liquidation Value thereof, plus accrued and unpaid dividends whether or not declared, if any, (ii) 105% of the Current Market Price (as defined herein), plus accrued and unpaid dividends whether or not declared, if any, and (iii) the difference between the 52-Week Trading High (as defined herein) and $12.50, plus accrued and unpaid dividends whether or not declared, if any (any of (i), (ii) or (iii), the "REIT-Put Payment"), to the date of redemption or the date payment is made available (the "REIT-Put Date").

         "52-Week Trading High" means, for any date, the highest per share closing price of our common shares for the 52-calendar week period immediately preceding such date.

         "Change of Control" means each occurrence of any of the following: (i) the acquisition, directly or indirectly, by any individual or entity or group (as such term is used in Section 13(d)(3) of the Exchange Act) of beneficial ownership (as defined in Rule 13d-3 under the Exchange Act, except that an individual or entity will be deemed to have beneficial ownership of all shares that it has the right to acquire, whether that right is exercisable immediately or only after passage of time) of more than 30% of our outstanding voting shares of capital stock; (ii) other than with respect to the election, resignation or replacement of the Preferred Trustees, during any period of two consecutive years, individuals who at the beginning of that period constituted our Board of Trustees (together with any new trustees whose election by such Board of Trustees or whose nomination for election by our shareholders was approved by a vote of 66 2/3% of our trustees (excluding Preferred Trustees) then still in office who were either trustees at the beginning of that period, or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of our Board of Trustees then in office; and
(iii) (A) we consolidate with or merge into another entity or convey, transfer or lease all or substantially all of our respective assets (including, but not limited to, real property investments) to any individual or entity, or (B) any corporation consolidates with or merges into us, which in either event (A) or
(B) is pursuant to a transaction in which our outstanding voting shares of capital stock are reclassified or changed into or exchanged for cash, securities (unless the holders of the exchanged securities immediately prior to that transaction hold immediately after that transaction at least a majority of the securities into which the exchange was made) or other property; provided, however, that the events described in clause (iii) will not be deemed to be a Change of Control if the sole purpose of that event is to change our domicile.

         "Put Event" means each occasion on which we cease to be engaged primarily in the business of owning and managing triple net leased properties directly, or through subsidiaries, as carried on as of the date hereof and described in our Annual Report on Form 10-K as filed with the Commission for the year ended December 31, 1995.

         "REIT-Put Event" means each occasion on which we either (i) fail to qualify as a real estate investment trust as described in Section 856 of the Code, other than as a result of any action, or unreasonable failure to act, by the holders of our Class A preferred shares; or (ii) become a "Pension-held REIT" as defined in Section 856(h)(3)(D) of the Code, as amended, other than as a result of any action, or unreasonable failure to act, by holders of our Class A preferred shares.


Optional Conversion at the Option of the Holder

         A holder of our Class A preferred shares will have the right, at its option, at any time to convert all or any portion of its Class A preferred shares into the number of fully paid and non-assessable common shares obtained by dividing the number of Class A preferred shares being converted by the Conversion Ratio (as defined herein) and by surrendering to us the Class A preferred shares to be converted. Surrender will be made in the manner provided herein; provided, however, that the right to convert any Class A preferred shares called for redemption will terminate at the close of business on the Final Conversion Date, unless we default in making payment of any cash payable upon redemption. The "Conversion Ratio" with respect to any Class A preferred shares is initially equal to 1, subject to adjustment.

         In order to exercise the conversion right, a holder of Class A preferred shares to be converted will surrender to us the certificate representing those Class A preferred shares, duly endorsed or assigned to us or in blank, accompanied by written notice to us that the holder thereof elects to convert those Class A preferred shares. Unless the common shares issuable upon conversion of those Class A preferred shares are to be issued in the same name as the name in which those Class A preferred shares are registered, the Class A preferred shares surrendered for conversion will be accompanied by instruments of transfer, in form satisfactory to us, duly executed by the holder or the holder's duly authorized attorney.

         Holders of our Class A preferred shares will be entitled on the date of conversion of any Class A preferred shares to receive all accumulated and unpaid dividends on those Class A preferred shares.


Conversion Adjustment

         If, while any of our Class A preferred shares are outstanding, we (A) pay a dividend or make a distribution in our common shares with respect to any shares of our capital stock, (B) subdivide our outstanding common shares into a greater number of shares, (C) combine our outstanding common shares into a smaller number of shares, or (D) issue any shares of capital stock by reclassification of our common shares, the Conversion Ratio in effect at the opening of business on the day next following the date fixed for the determination of shareholders entitled to receive that dividend or distribution or at the opening of business on the day following the day on which that subdivision, combination or reclassification becomes effective, as the case may be, will be adjusted so that the holder of any of our Class A preferred shares thereafter surrendered for conversion will be entitled to receive the number of our common shares which that holder would have owned or been entitled to receive after the occurrence of any of the events described above had those Class A preferred shares been converted immediately prior to the record date in the case of a dividend or distribution or the effective date in the case of a subdivision, combination or reclassification.

         In addition, if while any of our Class A preferred shares are outstanding, we issue rights, options or warrants to all holders of our common shares entitling them (for a period expiring within forty five (45) days after the record date mentioned below) to subscribe for or purchase our common shares at a price per share less than the Current Market Price per common share on the record date for the determination of shareholders entitled to receive those rights or warrants, then the Conversion Ratio in effect at the opening of business on the day next following that record date will be adjusted to equal the ratio determined by multiplying (I) the Conversion Ratio in effect immediately prior to the opening of business on the day next following the date fixed for such determination by (II) a fraction, the numerator of which will be the sum of (A) the number of our common shares outstanding on the close of business on the date fixed for determination (without giving effect to the issuance) and (B) the number of shares that the aggregate proceeds to us from the exercise of those rights or warrants for our common shares would purchase at the Current Market Price, and the denominator of which will be the sum of (A) the number of our common shares outstanding on the close of business on the date fixed for determination (without giving effect to such issuance) and (B) the additional number of our common shares offered for subscription or purchase pursuant to those rights or warrants.

         If we distribute to all holders of our common shares any shares of our capital stock (other than our common shares) or evidence of our indebtedness or assets (excluding Regular Quarterly Dividends and other distributions) or rights or warrants to subscribe for or purchase any of our securities (excluding those rights and warrants issued to all holders of our common shares entitling them for a period expiring within forty five (45) days after the record date referred to above to subscribe for or purchase our common shares, which rights and warrants are referred to above), then each holder of our Class A preferred shares will receive concurrently with the receipt by holders of our common shares the kind and amount of securities which that holder would have owned or been entitled to receive had its Class A preferred shares been converted immediately prior to the distribution or related record date, as the case may be.

         If we pay or make a dividend or other distribution on our common shares exclusively in cash (excluding Regular Quarterly Dividends), each holder of Class A preferred shares will receive concurrently with the receipt by holders of our common shares the kind and amount of any distribution that it would have owned or been entitled to receive had its Class A preferred shares been converted immediately prior to the distribution or related record date, as the case may be.

         The "Current Market Price" per common share on any date in question will be deemed to be the average of the daily closing prices for the five consecutive Trading Days (as defined herein) immediately preceding the date in question; provided, however, that if another event occurs that would require an adjustment, our Board of Trustees may make such adjustments to the closing prices during that five Trading Day period as it deems appropriate to effectuate the intent of the adjustments, in which case any determination by our Board of Trustees will be set forth in a resolution of our Board of Trustees and will be conclusive.

         "Trading Day" will mean a day on which Class A preferred shares are traded on the national securities exchange or quotation system used to determine the closing price.

         No adjustment in the Conversion Ratio will be required unless that adjustment would require a cumulative increase or decrease of at least .5%; provided, however, that any adjustments that by reason of this paragraph are not required to be made will be carried forward and taken into account in any subsequent adjustment until made.


Adjustment For Certain Transactions

         If we are a party to any transaction (including, without limitation, a merger, consolidation, statutory share exchange, self tender offer for all or substantially all of our common shares, sale of all or substantially all of our assets or recapitalization of our common shares) (each of the foregoing being referred to herein as a "Transaction"), in each case as a result of which our common shares are converted into the right to receive stock, securities or other property (including cash or any combination thereof) of another corporation, each Class A preferred share that is not converted into the right to receive stock, securities or other property in connection with that Transaction will thereafter be convertible into the kind and amount of shares of stock, securities and other property (including cash or any combination thereof) receivable upon the consummation of that Transaction by a holder of that number of our common shares into which one Class A preferred share was convertible immediately prior to that Transaction, assuming that holder of our common shares
(i) is not a person with which we consolidated or into which we merged or which merged into us or to which such sale or transfer was made, as the case may be ("Constituent Person"), or an affiliate of a Constituent Person, or (ii) failed to exercise its rights of election, if any, as to the kind or amount of stock, securities and other property (including cash) receivable in connection with the Transaction (provided that if the kind or amount of stock, securities and other property (including cash) receivable upon the Transaction is not the same for each of our common shares held immediately prior to the Transaction by other than a Constituent Person or an affiliate thereof and in respect of which those rights of election will not have been exercised ("Non-electing Share"), then for the purpose of this paragraph the kind and amount of stock, securities and other property (including cash) receivable upon such Transaction by each Non-electing Share will be deemed to be the kind and amount so receivable per share by a plurality of the Non-electing Shares).

         In the event that: (i) we declare a dividend (or any other distribution) on our common shares (other than the Regular Quarterly Dividend);
(ii) we authorize the granting to the holders of our common shares of rights or warrants to subscribe for or purchase any shares of any class or any other rights or warrants; (iii) there is any reclassification of our common shares or any consolidation or merger to which we are a party and for which approval of any of our shareholders is required, or a statutory share exchange, or self tender offer by us for all or substantially all of our outstanding common shares or the sale or transfer of all or substantially all of our assets as an entity; or (iv) we involuntary liquidate, dissolve or wind up, then, in each case, we will cause to be mailed to each holder of our Class A preferred shares, at the address shown in our records, as promptly as possible, but at least 15 business days prior to the applicable date hereinafter specified, a notice stating (A) the date on which a record will be taken for the purpose of such dividend, distribution or rights or warrants, or, if a record is not to be taken, the date as of which the holders of our common shares of record to be entitled to such dividend, distribution or rights or warrants will be determined or (B) the date on which the reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up is expected to become effective, and the date as of which it is expected that holders of our common shares will be entitled to exchange their common shares for securities or other property, if any, deliverable upon the reclassification, consolidation, merger, statutory share exchange, sale, transfer, liquidation, dissolution or winding up.


Ownership Limit

         Except pursuant to an exemption granted by our Board of Trustees, (A) prior to the Restriction Termination Date, no Person will Beneficially Own or Constructively Own shares of the outstanding Equity Stock in excess of the Ownership Limit; (B) prior to the Restriction Termination Date, any Transfer that, if effective, would result in any Person Beneficially Owning or Constructively Owning Equity Stock in excess of the Ownership Limit will be void ab initio as to the Transfer of that number of shares of Equity Stock which would be otherwise Beneficially or Constructively Owned by that Person in excess of the Ownership Limit; and the intended transferee will acquire no rights in those excess shares of Equity Stock; (C) prior to the Restriction Termination Date, any Transfer that, if effective, would result in the Equity Stock's being Beneficially Owned by fewer than 100 Persons (determined without reference to any rules of attribution) will be void ab initio as to the Transfer of that number of shares which would be otherwise Beneficially or Constructively Owned by the transferee; and the intended transferee will acquire no rights in those excess shares of Equity Stock; and (D) prior to the Restriction Termination Date, any Transfer of shares of Equity Stock that, if effective, would result in our being "closely held" within the meaning of Section 856(h) of the Code will be void ab initio as to the Transfer of that number of shares of Equity Stock which would cause us to be "closely held" within the meaning of Section 856(h) of the Code; and the intended transferee will acquire no rights in those shares of Equity Stock.

         Our Board of Trustees has granted a conditional exemption to Five Arrows from the Ownership Limit. However, if we fail to qualify as a REIT, then the waiver of the Ownership Limit may be void ab initio or the Class A preferred shares held by Five Arrows may be converted into excess Class A preferred shares. Either event, under certain circumstances, may cause a REIT Put Event.

         "Beneficial Ownership" will mean ownership of Capital Stock by a Person who would be treated as an owner of those shares of Capital Stock either directly or indirectly through the application of Section 544 of the Code as modified by Section 856(h)(1)(B) of the Code.

         "Capital Stock" will mean our common shares, excess shares or preferred shares, if any.

         "Code" will mean the Internal Revenue Code of 1986, as amended from time to time.

         "Constructive Ownership" will mean ownership of Capital Stock by a Person who would be treated as an owner of those shares of Capital Stock either directly or indirectly through the application of Section 318 of the Code, as modified by Section 856(d)(5) of the Code. The terms "Constructive Owner," "Constructively Owns" and "Constructively Owned" will have correlative meanings.

         "Equity Stock" will mean our common shares and preferred shares in the aggregate.

         "Ownership Limit" will mean 9.8% of the value of our outstanding Equity Stock.

         "Person" will mean an individual, corporation, partnership, estate, trust (including a trust qualified under Section 401(a) or 501(c)(17) of the Code), a portion of a trust permanently set aside for or to be used exclusively for the purposes described in Section 642(c) of the Code, association, private foundation within the meaning of Section 509(a) of the Code, joint stock company or other entity and also includes a group as that term is used for purposes of
Section 13(d)(3) of the Securities Exchange Act of 1934, as amended.

         "Restriction Termination Date" will mean the first day on which our Board of Trustees determines that it is no longer in our best interests to attempt to, or continue to, qualify as a REIT.

         "Transfer" will mean any sale, transfer, gift, hypothecation, pledge, assignment, devise or other disposition of Capital Stock (including (i) the granting of any option or entering into any agreement for the sale, transfer or the disposition of Equity Stock or (ii) the sale, transfer, assignment or other disposition of any securities or rights convertible into or exchangeable for Capital Stock), whether voluntary or involuntary, whether of record, constructively or beneficially and whether by operation of law or otherwise.

Transfer Agent

         The transfer agent for our Class A preferred shares is Mellon Investor Services LLC.



                          DESCRIPTION OF COMMON SHARES

         The following summary of the material terms and provisions of our common shares does not purport to be complete and is subject to the detailed provisions of our Declaration of Trust and our By-Laws, each of which is incorporated by reference into this prospectus. See the section entitled "INCORPORATION OF INFORMATION BY REFERENCE" beginning on page 38 of this prospectus. You should carefully read each of these documents in order to fully understand the terms and provisions of our common shares. For information on how to obtain copies of these documents, see the section entitled "AVAILABLE INFORMATION" on page 37 of this prospectus.


General

         Under our Declaration of Trust, our Board of Trustees has authority to issue 40,000,000 common shares. Under Maryland law, shareholders generally are not responsible for a corporation's debts or obligations.


Terms

         Subject to the preferential rights of any other shares or series of equity securities and to the provisions of our Declaration of Trust regarding excess shares, holders of our common shares are entitled to receive dividends on our common shares if, as and when authorized and declared by our Board of Trustees out of assets legally available therefor and to share ratably in those of our assets legally available for distribution to our shareholders in the event that we liquidate, dissolve or wind up, after payment of, or adequate provision for, all of our known debts and liabilities and the amount to which holders of any class of shares classified or reclassified or having a preference on distributions in liquidation, dissolution or winding up have a right.

         Subject to the provisions of our Declaration of Trust regarding excess shares, each outstanding common share entitles the holder to one vote on all matters submitted to a vote of shareholders, including the election of trustees and, except as otherwise required by law or except as provided with respect to any other class or series of shares, the holders of our common shares will possess the exclusive voting power. There is no cumulative voting in the election of trustees, which means that the holders of a majority of our outstanding common shares can elect all of the trustees then standing for election, and the holders of the remaining common shares will not be able to elect any trustees.

         Holders of our common shares have no conversion, sinking fund or redemption rights, or preemptive rights to subscribe for any of our securities.

         We furnish our shareholders with annual reports containing audited consolidated financial statements and an opinion thereon expressed by an independent public accounting firm and quarterly reports for the first three quarters of each fiscal year containing unaudited financial information.

         Subject to the provisions of our Declaration of Trust regarding excess shares, all of our common shares will have equal dividend, distribution, liquidation and other rights and will have no preference, appraisal or exchange rights.

         Pursuant to the Maryland Law of Corporations and Associations, a real estate investment trust generally cannot amend its declaration of trust or merge unless approved by the affirmative vote of shareholders holding at least two-thirds of the shares entitled to vote on the matter unless a lesser percentage (but not less than a majority of all of the votes to be cast on the matter) is set forth in our Declaration of Trust. Our Declaration of Trust provides that those actions, with the exception of certain amendments to our Declaration of Trust for which a higher vote requirement has been set, will be valid and effective if authorized by holders of a majority of the total number of shares of all classes outstanding and entitled to vote thereon.

Restrictions On Ownership

         For us to qualify as a REIT under the Code, among other things, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). In order to ensure that we satisfy this requirement, we may take certain actions to limit the beneficial ownership, directly or indirectly, by a single person of our outstanding equity securities. See the section entitled "RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS" below.


Transfer Agent

         The transfer agent and registrar for our common shares is Mellon Investor Services LLC.



     RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS


Restrictions Relating To REIT Status

         For us to qualify as a REIT under the Code, among other things, not more than 50% in value of the outstanding shares of our capital stock may be owned, directly or indirectly, by five or fewer individuals (defined in the Code to include certain entities) during the last half of a taxable year, and such shares of our capital stock must be beneficially owned by 100 or more persons during at least 335 days of a taxable year of 12 months or during a proportionate part of a shorter taxable year (in each case, other than the first such year). To assist us in continuing to remain a qualified REIT, our Declaration of Trust, subject to certain exceptions, provides that no holder may own, or be deemed to own by virtue of the attribution provisions of the Code, more than 9.8% (the "Ownership Limit") of our equity shares, defined as common shares or preferred shares. Our Board of Trustees may waive the Ownership Limit if evidence satisfactory to our Board of Trustees and our tax counsel is presented that the changes in ownership will not then or in the future jeopardize our status as a REIT. Any transfer of equity shares or any security convertible into equity shares that would create a direct or indirect ownership of equity shares in excess of the Ownership Limit or that would result in our disqualification as a REIT, including any transfer that results in the equity shares being owned by fewer than 100 persons or results in us being "closely held" within the meaning of Section 856(h) of the Code, will be null and void, and the intended transferee will acquire no rights to the equity shares. The foregoing restrictions on transferability and ownership will not apply if our Board of Trustees determines that it is no longer in our best interests to attempt to qualify, or to continue to qualify, as a REIT.

         Equity shares owned, or deemed to be owned, or transferred to a shareholder in excess of the Ownership Limit, will automatically be exchanged for excess shares that will be transferred, by operation of law, to us as trustee of a trust for the exclusive benefit of the transferees to whom such shares of our capital stock may be ultimately transferred without violating the Ownership Limit. While the excess shares are held in trust, they will not be entitled to vote, they will not be considered for purposes of any shareholder vote or the determination of a quorum for such vote and, except upon liquidation, they will not be entitled to participate in dividends or other distributions. Any dividend or distribution paid to a proposed transferee of excess shares prior to our discovery that equity shares have been transferred in violation of the provisions of our Declaration of Trust will be repaid to us upon demand. The excess shares are not treasury shares, but rather constitute a separate class of our issued and outstanding shares. The original transferee-shareholder may, at any time the excess shares are held by us in trust, transfer the interest in the trust representing the excess shares to any individual whose ownership of the equity shares exchanged into such excess shares would be permitted under our Declaration of Trust, at a price not in excess of the price paid by the original transferee-shareholder for the equity shares that were exchanged into excess shares, or, if the transferee-shareholder did not give value for such shares, a price not in excess of the market price (as determined in the manner set forth in our Declaration of Trust) on the date of the purported transfer. Immediately upon the transfer to the permitted transferee, the excess shares will automatically be exchanged for equity shares of the class from which they were converted. If the foregoing transfer restrictions are determined to be void or invalid by virtue of any legal decision, statute, rule or regulation, then the intended transferee of any excess shares may be deemed, at our option, to have acted as an agent on our behalf in acquiring the excess shares and to hold the excess shares on our behalf.

         In addition to the foregoing transfer restrictions, we will have the right, for a period of 90 days during the time any excess shares are held by us in trust, to purchase all or any portion of the excess shares from the original transferee-shareholder for the lesser of the price paid for the equity shares by the original transferee-shareholder or the market price (as determined in the manner set forth in our Declaration of Trust) of the equity shares on the date we exercise our option to purchase. The 90-day period begins on the date on which we receive written notice of the transfer or other event resulting in the exchange of equity shares for excess shares.

         Each shareholder will upon demand be required to disclose to us in writing any information with respect to the direct, indirect and constructive ownership of beneficial interests as our Board of Trustees deems necessary to comply with the provisions of the Code applicable to REITs, to comply with the requirements of any taxing authority or governmental agency or to determine any such compliance.

         This ownership limitation may have the effect of precluding an acquisition of control unless our Board of Trustees determines that maintenance of REIT status is no longer in our best interests.


Authorized Capital

         We have an aggregate of (i) 40,000,000 authorized common shares, (ii) 40,000,000 excess shares, 2,000,000 of which have been designated Excess Class A Preferred Stock, par value $.0001 per share and (iii) 10,000,000 undesignated preferred shares available for issuance in our Declaration of Trust, 2,000,000 of which have been designated Class A Senior Cumulative Convertible Preferred Stock, $.0001 par value per share. We may issue such shares (other than reserved shares) from time to time in the discretion of our Board of Trustees to raise additional capital, acquire assets, including additional real properties, redeem or retire debt or for any other business purpose. In addition, the undesignated preferred shares may be issued in one or more additional classes with such designations, preferences and relative, participating, optional or other special rights including, without limitation, preferential dividend or voting rights, and rights upon liquidation, as will be fixed by our Board of Trustees. Our Board of Trustees is authorized to classify and reclassify any unissued shares of our capital stock by setting or changing, in any one or more respects, the preferences, conversion or other rights, voting powers, restrictions, limitations as to dividends, qualifications or terms or conditions of redemption of such shares. This authority includes, without limitation, subject to the provisions of our Declaration of Trust, authority to classify or reclassify any unissued shares into a class or classes of preferred shares, preference shares, special shares or other shares, and to divide and reclassify shares of any class into one or more series of that class. In some circumstances, the issuance of preferred shares, or the exercise by our Board of Trustees of its right to classify or reclassify shares, could have the effect of deterring individuals or entities from making tender offers for our common shares or seeking to change incumbent management.


Maryland Corporations and Associations Law

         The Law of Corporations and Associations of the State of Maryland includes certain other provisions which may also discourage a change in control of management. Maryland law provides that a Maryland real estate investment trust may not engage in any "business combination" with any "interested stockholder." An "interested stockholder" is defined, in essence, as any person owning beneficially, directly or indirectly, 10% or more of the outstanding voting shares of a Maryland real estate investment trust. Unless an exemption applies, we may not engage in any business combination with an interested stockholder for a period of five years after the interested stockholder became an interested stockholder, and thereafter may not engage in a business combination unless it is recommended by our Board of Trustees and approved by the affirmative vote of at least (i) 80% of the votes entitled to be cast by the holders of all of our outstanding voting shares, and (ii) 66 2/3% of the votes entitled to be cast by all holders of outstanding shares of voting shares other than voting shares held by the interested stockholder. The voting requirements do not apply at any time to business combinations with an interested stockholder or its affiliates if approved by our Board of Trustees prior to the time the interested stockholder first became an interested stockholder. Additionally, if the business combination involves the receipt of consideration by the shareholders in exchange for our shares, the voting requirements do not apply if certain "fair price" conditions are met.

                             THE SELLING SHAREHOLDER

         The holder listed below, and its transferees, pledgees, donees or other successors or assigns, are the selling shareholders. If necessary, a supplement to this prospectus will identify any other selling shareholder. The following table sets forth, as of the date of this prospectus, the number and percentage of Class A preferred shares held by the selling shareholder and common shares issuable upon conversion of Class A preferred shares being offered by this prospectus.

                    Beneficial Ownership of Shares               Number of Shares                    Beneficial Ownership
                      Prior to the Offering (1)                    Being Offered                     After the Offering (1)
               ----------------------------------------------   ---------------------  ---------------------------------------------
                            Percentage            Percentage                            Number      Percentage            Percentage
                 Number      of Total    Number    of Total                              of          of Total              of Total
                  of         Class A       of       Common                              Class        Class A     Number    Common
                Class A     Preferred    Common     Shares       Class A                  A         Preferred      of      Shares
Selling        Preferred      Shares     Shares   Outstanding   Preferred    Common    Preferred     Shares      Common  Outstanding
Shareholder     Shares     Outstanding    (2)        (3)          Shares     Shares(2)  Shares     Outstanding   Shares      (3)
-----------    ---------   -----------  --------  -----------   ---------   ---------  ---------   -----------   ------  -----------
Five Arrows    2,000,000      100%      2,000,000     8.2%      2,000,000   2,000,000     0             *           0         *
   Realty
   Securities
   L.L.C.

-----------------

*   Less than 1%.
(1) Because the selling shareholder may offer all, some or none of its Class A preferred shares or the common shares issuable upon conversion of its Class A preferred shares, and because the offering contemplated by this prospectus is currently not being underwritten, no estimate can be given as to the number of Class A preferred shares or common shares that will be held by the selling shareholder upon or prior to the termination of this offering. We have assumed for purposes of the above chart that the selling shareholder will sell all of its shares.
(2) Assumes a one-to-one conversion ratio for the conversion of the Class A preferred shares into common shares. Represents the number of common shares issuable upon conversion of the Class A preferred shares registered hereby, and, pursuant to Rule 416 of the Securities Act of 1933, as amended, such indeterminate number of common shares as may be issued from time to time upon conversion of the Class A preferred shares by reason of adjustment of the conversion ratio as a result of stock splits, stock dividends and other similar anti-dilution adjustments, as more particularly described in the prospectus.
(3) Based upon a total of 22,284,160 common shares outstanding as of November 5, 2001.

         As of the date of this prospectus, the selling shareholder holds 8.2% of our total outstanding voting securities. In addition to its voting power, the selling shareholder has the right to elect a trustee to our Board of Trustees. For more information about the selling shareholder's voting rights, you should read the section entitled "DESCRIPTION OF CLASS A PREFERRED SHARES - Voting Rights" beginning on page 17 of this prospectus. Since January 1997, Mr. John D. McGurk, the founder and president of Rothschild Realty, Inc., the selling shareholder's advisor, has served as a trustee as the selling shareholder's designee.

         All of the information set forth in this section has been provided by the selling shareholder.


                              PLAN OF DISTRIBUTION

         The selling shareholders may from time to time offer and sell the Class A preferred shares and/or the common shares issuable upon conversion of the Class A preferred shares being offered by this prospectus in any of the following manners (except as otherwise noted), among others:

         o        on the New York Stock Exchange (common shares only);

         o        in the over-the-counter market or otherwise;

         o        in ordinary brokerage transactions;

         o        through put or call transactions;

         o        in block transactions;

         o        through short sales;

         o        in private negotiated transactions; or

         o        pursuant to Rule 144.

         These transactions may or may not involve brokers or dealers. If the transactions do include brokers, the selling shareholders expect to pay customary brokerage commissions and charges. We will pay all expenses incident to our performance of or compliance with the Operating Agreement, including, without limitation, all registration and filing fees, fees and expense of compliance with state securities or blue sky laws, certain attorneys fees, certain accountants fees, and certain underwriters fees, but excluding transfer taxes, discounts, commissions or fees of underwriters, selling brokers, dealer managers or similar securities industry professionals relating to the distribution of the Class A preferred shares or the common shares issuable upon conversion of the Class A preferred shares. The selling shareholders are not obligated to sell any or all of the Class A preferred shares or common shares issuable upon conversion of the Class A preferred shares being offered by this prospectus.

         The selling shareholders reserve the right to accept or to reject in whole or in part any proposed purchase of the Class A preferred shares or common shares issuable upon conversion of the Class A preferred shares being offered by this prospectus.

         To the extent required, the aggregate amount of Class A preferred shares or common shares to be sold, the name of the selling shareholder, the offering price, the name of any agent, dealer or underwriter and any applicable commission with respect to a particular offering will be set forth in either a supplement to this prospectus or a post effective amendment to the registration statement of which this prospectus forms a part, as applicable. The selling shareholders and any agents, broker-dealers or underwriters that participate with the selling shareholders in the distribution of the Class A preferred shares or common shares issuable upon conversion of the Class A preferred shares being offered by this prospectus may be deemed to be "underwriters" within the meaning of the Securities Act. In that event, any discounts, commissions or concessions received by such broker-dealers, agents or underwriters and any profit on the resale of Class A preferred shares or common shares purchased by them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended, which is commonly referred to as the Securities Act.

         We have agreed to indemnify Five Arrows and its respective affiliates or partners, each of their respective members, officers, directors, employees, agents, representatives, successors and assigns, and each person who controls Five Arrows and its respective affiliates or partners, against liabilities relating to the registration statement of which this prospectus forms a part, including liabilities under the Securities Act. Five Arrows has agreed to indemnify us and our trustees, officers and controlling persons against liabilities relating to any information given to us by Five Arrows in writing for inclusion in the registration statement of which this prospectus forms a part, including liabilities under the Securities Act.



                        FEDERAL INCOME TAX CONSIDERATIONS

         The following discussion summarizes the material federal income tax considerations to you as a prospective holder of our Class A preferred shares or the common shares issuable upon conversion of the Class A preferred shares. The following discussion is for general information purposes only, is not exhaustive of all possible tax considerations and is not intended to be and should not be construed as tax advice. For example, this summary does not give a detailed discussion of any state, local or foreign tax considerations. In addition, this discussion is intended to address only those federal income tax considerations that are generally applicable to all our security holders. It does not discuss all of the aspects of federal income taxation that may be relevant to you in light of your particular circumstances or to certain types of security holders who are subject to special treatment under the federal income tax laws including, without limitation, insurance companies, tax-exempt entities, financial institutions or broker-dealers, foreign corporations and persons who are not citizens or residents of the United States.

         The information in this section is based on the Internal Revenue Code of 1986, as amended, which is generally referred to as the Code, existing, temporary and proposed regulations under the Code, the legislative history of the Code, current administrative rulings and practices of the IRS and court decisions, all as of the date hereof. No assurance can be given that future legislation, regulations, administrative interpretations and court decisions will not significantly change current law or adversely affect existing interpretations of current law. Any such change could apply retroactively to transactions preceding the date of the change. In addition, we have not received, and do not plan to request, any rulings from the IRS concerning our tax treatment. Thus no assurance can be provided that the statements set forth herein (which do not bind the IRS or the courts) will not be challenged by the IRS or that such statements will be sustained by a court if so challenged.

         EACH PROSPECTIVE PURCHASER OF THE SECURITIES IS ADVISED TO CONSULT WITH HIS OR HER OWN TAX ADVISOR REGARDING THE SPECIFIC TAX CONSEQUENCES TO HIM OR HER OF THE PURCHASE, OWNERSHIP AND SALE OF THE SECURITIES OF AN ENTITY ELECTING TO BE TAXED AS A REIT, INCLUDING THE FEDERAL, STATE, LOCAL AND FOREIGN

AND OTHER TAX CONSEQUENCES OF SUCH PURCHASE, OWNERSHIP, SALE AND ELECTION AND OF POTENTIAL CHANGES IN APPLICABLE TAX LAWS.


Taxation of the Company

         General. We elected to be taxed as a REIT under Sections 856 through 860 of the Code, commencing with our taxable year ended December 31, 1993. We believe that we have been organized, and have operated, in such a manner so as to qualify for taxation as a REIT under the Code and intend to conduct our operations so as to continue to qualify for taxation as a REIT. No assurance, however, can be given that we have operated in a manner so as to qualify or will be able to operate in such a manner so as to remain qualified as a REIT. Qualification and taxation as a REIT depend upon our ability to meet on a continuing basis, through actual annual operating results, the required distribution levels, diversity of share ownership and the various qualification tests imposed under the Code discussed below, the results of which will not be reviewed by counsel. Given the highly complex nature of the rules governing REITs, the ongoing importance of factual determinations, and the possibility of future changes in our circumstances, no assurance can be given that the actual results of our operations for any one taxable year have satisfied or will continue to satisfy such requirements.

         In the opinion of Paul, Hastings, Janofsky &Walker LLP, based on certain assumptions and our factual representations that are described in this section and in the officer's certificate, commencing with our taxable year ended December 31, 1993, we have been organized and operated in conformity with the requirements for qualification as a REIT and our current and proposed method of operation will enable us to continue to meet the requirements for qualification and taxation as a REIT. It must be emphasized that this opinion is based on various assumptions and is conditioned upon certain representations made by us as to factual matters including, but not limited to, those set forth herein, and those concerning our business and properties as set forth in this prospectus. An opinion of counsel is not binding on the Internal Revenue Service or the courts.

         The following is a general summary of the Code provisions that govern the federal income tax treatment of a REIT and its shareholders. These provisions of the Code are highly technical and complex. This summary is qualified in its entirety by the applicable Code provisions, Treasury Regulations and administrative and judicial interpretations thereof, all of which are subject to change prospectively or retroactively.

         If we qualify for taxation as a REIT, we generally will not be subject to federal corporate income taxes on our net income that is currently distributed to shareholders. This treatment substantially eliminates the "double taxation" (at the corporate and shareholder levels) that generally results from investment in a corporation. However, we will be subject to federal income tax as follows: first, we will be taxed at regular corporate rates on any undistributed REIT taxable income, including undistributed net capital gains. Second, under certain circumstances, we may be subject to the "alternative minimum tax" on our items of tax preference. Third, if we have (a) net income from the sale or other disposition of "foreclosure property", which is, in general, property acquired on foreclosure or otherwise on default on a loan secured by such real property or a lease of such property, which is held primarily for sale to customers in the ordinary course of business or (b) other nonqualifying income from foreclosure property, we will be subject to tax at the highest corporate rate on such income. Fourth, if we have net income from prohibited transactions such income will be subject to a 100% tax. Prohibited transactions are, in general, certain sales or other dispositions of property held primarily for sale to customers in the ordinary course of business other than foreclosure property. Fifth, if we should fail to satisfy the 75% gross income test or the 95% gross income test (as discussed below), but nonetheless maintain our qualification as a REIT because certain other requirements have been met, we will be subject to a 100% tax on an amount equal to (a) the gross income attributable to the greater of the amount by which we fail the 75% or 95% test multiplied by (b) a fraction intended to reflect our profitability. Sixth, if we should fail to distribute during each calendar year at least the sum of
(a) 85% of our REIT ordinary income for such year, (b) 95% of our REIT capital gain net income for such year, and (c) any undistributed taxable income from prior periods, we would be subject to a 4% excise tax on the excess of such required distribution over the amounts actually distributed. Seventh, as provided in temporary regulations, if we acquire any asset from a C corporation (i.e., a corporation generally subject to full corporate level tax) in a transaction in which the basis of the asset in our hands is determined by reference to the basis of the asset (or any other property) in the hands of the C corporation, the "built-in gain" associated with the asset would be immediately subject to tax. However, if we make the proper election on our tax return for the year in which we acquire any such asset, we instead would be subject to tax at the highest corporate rate if we dispose of such asset during the 10-year period beginning on the date that we acquired that asset, to the extent of such property's "built-in gain" (the excess of the fair market value of such property at the time of our acquisition over the adjusted basis of such property at such time). Eighth, we will incur a 100% excise tax on transactions with a taxable REIT subsidiary that are not conducted on an arm's-length basis.

         Requirements for Qualification. A REIT is a corporation, trust or association (1) which is managed by one or more trustees or directors, (2) the beneficial ownership of which is evidenced by transferable shares, or by transferable certificates of beneficial interest, (3) which would be taxable as a domestic corporation, but for Sections 856 through 859 of the Code, (4) which is neither a financial institution nor an insurance company subject to certain provisions of the Code, (5) that has the calendar year as its taxable year, (6) the beneficial ownership of which is held by 100 or more persons, (7) during the last half of each taxable year not more than 50% in value of the outstanding stock of which is owned, directly or indirectly, by five or fewer individuals (as defined in the Code to include certain entities), and (8) which meets certain other tests, described below, regarding the nature of its income and assets. The Code provides that conditions (1) through (5), inclusive, must be met during the entire taxable year and that condition (6) must be met during at least 335 days of a taxable year of 12 months, or during a proportionate part of a taxable year of less than 12 months. We expect to meet the ownership test immediately after the transaction contemplated herein.

         We may redeem, at our option, a sufficient number of shares or restrict the transfer thereof to bring or maintain the ownership of the shares in conformity with the requirements of the Code. In addition, our Declaration of Trust includes restrictions regarding the transfer of our stock that are intended to assist us in continuing to satisfy requirements (6) and (7). Moreover, if we comply with regulatory rules pursuant to which we are required to send annual letters to holders of shares of our capital stock requesting information regarding the actual ownership of shares of our capital stock, and we do not know, or exercising reasonable diligence would not have known, whether we failed to meet requirement (7) above, we will be treated as having met the requirement. See the section entitled "DESCRIPTION OF COMMON SHARES" beginning on page 24 of this prospectus and the section entitled "RESTRICTIONS ON TRANSFERS OF CAPITAL STOCK AND ANTI-TAKEOVER PROVISIONS" beginning on page 25 of this prospectus.

         The Code allows a REIT to own wholly-owned subsidiaries which are "qualified REIT subsidiaries." The Code provides that a qualified REIT subsidiary is not treated as a separate corporation, and all of its assets, liabilities and items of income, deduction and credit are treated as assets, liabilities and items of income, deduction and credit of the REIT. Thus, in applying the requirements described herein, our qualified REIT subsidiaries will be ignored, and all assets, liabilities and items of income, deduction and credit of such subsidiaries will be treated as our assets, liabilities and items of income, deduction and credit.

         For taxable years beginning on or after January 1, 2001, a REIT may also hold any direct or indirect interest in a corporation that qualifies as a "taxable REIT subsidiary", as long as the REIT's aggregate holdings of taxable REIT subsidiary securities do not exceed 20% of the value of the REIT's total assets. A taxable REIT subsidiary is a fully taxable corporation that generally is permitted to engage in businesses, own assets, and earn income that, if engaged in, owned, or earned by the REIT, might jeopardize REIT status or result in the imposition of penalty taxes on the REIT. To qualify as a taxable REIT subsidiary, the subsidiary and the REIT must make a joint election to treat the subsidiary as a taxable REIT subsidiary. A taxable REIT subsidiary also includes any corporation (other than a REIT or a qualified REIT subsidiary) in which a taxable REIT subsidiary directly or indirectly owns more than 35% of the total voting power or value. See "Asset Tests" below. A taxable REIT subsidiary will pay tax at regular corporate income rates on any taxable income it earns. Moreover, the Code contains rules, including rules requiring the imposition of taxes on a REIT at the rate of 100% on certain reallocated income and expenses, to ensure that contractual arrangements between a taxable REIT subsidiary and its parent REIT are at arm's-length.

         In the case of a REIT which is a partner in a partnership, Treasury Regulations provide that the REIT will be deemed to own its proportionate share of each of the assets of the partnership and will be deemed to be entitled to the income of the partnership attributable to such share. In addition, the character of the assets and items of gross income of the partnership will retain the same character in the hands of the REIT for purposes of Section 856 of the Code, including satisfying the gross income and assets tests (as discussed below). Thus, our proportionate share of the assets, liabilities, and items of gross income of the partnerships in which we own an interest are treated as our assets, liabilities and items of gross income for purposes of applying the requirements described herein.

         Income Tests. In order to maintain qualification as a REIT, we must satisfy annually certain gross income requirements. First, at least 75% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived directly or indirectly from investments relating to real property or mortgages on real property (including "rents from real property" and, in certain circumstances, interest) or from certain types of qualified temporary investments. Second, at least 95% of our gross income (excluding gross income from prohibited transactions) for each taxable year must be derived from such real property investments, dividends, interest and gain from the sale or disposition of stock or securities.

         Rents received by us will qualify as "rents from real property" in satisfying the gross income requirements for a REIT described above only if several conditions are met. First, the amount of rent must not be based in whole or in part on the income or profits of any person. However, an amount received or accrued generally will not be excluded from the term "rents from real property" solely by reason of being based on a fixed percentage or percentages of receipts or sales. Second, the Code provides that rents received from a tenant will not qualify as "rents from real property" in satisfying the gross income tests if we, or an owner of 10% or more of our shares, actually or constructively own 10% or more of such tenant. Third, if rent attributable to personal property, leased in connection with a lease of real property, is greater than 15% of the total rent received under the lease, then the portion of rent attributable to such personal property will not qualify as "rents from real property." Finally, in order for rents received to qualify as "rents from real property," we generally must not operate or manage the property (subject to a de minimis exception as described below) or furnish or render services to the tenants of such property, other than through an independent contractor from whom we derive no revenue or through a taxable REIT subsidiary. We may, however, directly perform certain services that are "usually or customarily rendered" in connection with the rental of space for occupancy only and are not otherwise considered "rendered to the occupant" of the property ("Permissible Services").

         For our taxable years commencing on or after January 1, 1998, rents received generally will qualify as rents from real property notwithstanding the fact that we provide services that are not Permissible Services so long as the amount received for such services meets a de minimis standard. The amount received for "impermissible services" with respect to a property (or, if services are available only to certain tenants, possibly with respect to such tenants) cannot exceed one percent of all amounts received, directly or indirectly, by us with respect to such property (or, if services are available only to certain tenants, possibly with respect to such tenants). The amount that we will be deemed to have received for performing "impermissible services" will be the greater of the actual amounts so received or 150% of the direct cost to us of providing those services.

         We believe that substantially all of our rental income will be qualifying income under the gross income tests, and that our provision of services will not cause the rental income to fail to be qualifying income under those tests.

         If we fail to satisfy one or both of the 75% or 95% gross income tests for any taxable year, we may nevertheless qualify as a REIT for such year if such failure was due to reasonable cause and not willful neglect, we disclosed the nature and amounts of our items of gross income in a schedule attached to our return, and any incorrect information on the schedule was not due to fraud with intent to evade tax. It is not possible, however, to state whether in all circumstances we would be entitled to the benefit of this relief provision. Even if this relief provision applied, a 100% penalty tax would be imposed on the amount by which we failed the 75% or 95% test (whichever amount is greater), less an amount which generally reflects expenses attributable to earning the nonqualified income.

         Subject to certain safe harbor exceptions, any gain realized by us on the sale of any property held as inventory or other property held primarily for sale to customers in the ordinary course of business will be treated as income from a prohibited transaction that is subject to a 100% penalty tax. Such prohibited transaction income may also have an adverse effect upon our ability to satisfy the income tests for qualification as a REIT. Under existing law, whether property is held as inventory or primarily for sale to customers in the ordinary course of a trade or business is a question of fact that depends on all the facts and circumstances with respect to the particular transaction.

         Asset Tests. At the close of each quarter of our taxable year, we must also satisfy the following tests relating to the nature of our assets. At least 75% of the value of our total assets must be represented by real estate assets, including (1) our allocable share of real estate assets held by partnerships in which we own an interest or held by our qualified REIT subsidiaries and (2) stock or debt instruments held for not more than one year purchased with the proceeds of an offering of equity securities or a long-term (at least five years) debt offering by us, cash, cash items and government securities. In addition, not more than 25% of our total assets may be represented by securities other than those in the 75% asset class. Not more than 20% of the value of our total assets may be represented by securities of one or more taxable REIT subsidiaries (as defined above under "Requirements for Qualification"). Except for investments included in the 75% asset class, securities in a taxable REIT subsidiary or qualified REIT subsidiary and certain partnership interests and debt obligations, (1) not more than 5% of the value of our total assets may be represented by securities of any one issuer, (2) we may not hold securities that possess more than 10% of the total voting power of the outstanding securities of a single issuer and (3) we may not hold securities that have a value of more than 10% of the total value of the outstanding securities of any one issuer.

         We believe that substantially all of our assets consist and, after the offering, will consist of (1) real properties, (2) stock or debt investments that earn qualified temporary investment income, (3) other qualified real estate assets, and (4) cash, cash items and government securities. We may also invest in securities of other entities, provided that such investments will not prevent us from satisfying the asset and income tests for REIT qualification set forth above.

         After initially meeting the asset tests at the close of any quarter, we will not lose our status as a REIT for failure to satisfy the asset tests at the end of a later quarter solely by reason of changes in asset values. If we inadvertently fail one or more of the asset tests at the end of a calendar quarter because we acquire securities or other property during the quarter, we can cure this failure by disposing of sufficient nonqualifying assets within 30 days after the close of the calendar quarter in which it arose.

         Annual Distribution Requirement. With respect to each taxable year, we must distribute to our shareholders as dividends (other than capital gain dividends) at least 90% (95% with respect to taxable years ended prior to January 1, 2001) of our taxable income. Specifically, we must distribute an amount equal to (1) 90% of the sum of our "REIT taxable income" (determined without regard to the deduction for dividends paid and by excluding any net capital gain), and any after-tax net income from foreclosure property, minus (2) the sum of certain items of "excess noncash income" such as income attributable to leveled stepped rents, cancellation of indebtedness and original issue discount. REIT taxable income is generally computed in the same manner as taxable income of ordinary corporations, with several adjustments, such as a deduction allowed for dividends paid, but not for dividends received.

         We will be subject to tax on amounts not distributed at regular United States federal corporate income tax rates. In addition, a nondeductible 4% excise tax is imposed on the excess of (1) 85% of our ordinary income for the year plus 95% of capital gain net income for the year and the undistributed portion of the required distribution for the prior year over (2) the actual distribution to shareholders during the year (if any). Net operating losses generated by us may be carried forward but not carried back and used by us for 15 years (or 20 years in the case of net operating losses generated in our tax years commencing on or after January 1, 1998) to reduce REIT taxable income and the amount that we will be required to distribute in order to remain qualified as a REIT. As a REIT, our net capital losses may be carried forward for five years (but not carried back) and used to reduce capital gains.

         In general, a distribution must be made during the taxable year to which it relates to satisfy the distribution test and to be deducted in computing REIT taxable income. However, we may elect to treat a dividend declared and paid after the end of the year (a "subsequent declared dividend") as paid during such year for purposes of complying with the distribution test and computing REIT taxable income, if the dividend is (1) declared before the regular or extended due date of our tax return for such year and (2) paid not later than the date of the first regular dividend payment made after the declaration, but in no case later than 12 months after the end of the year. For purposes of computing the 4% excise tax, a subsequent declared dividend is considered paid when actually distributed. Furthermore, any dividend that is declared by us in October, November or December of a calendar year, and payable to shareholders of record as of a specified date in such quarter of such year will be deemed to have been paid by us (and received by shareholders) on December 31 of such calendar year, but only if such dividend is actually paid by us in January of the following calendar year.

         For purposes of complying with the distribution test for a taxable year as a result of an adjustment in certain of our items of income, gain or deduction by the IRS, we may be permitted to remedy such failure by paying a "deficiency dividend" in a later year together with interest and a penalty. Such deficiency dividend may be included in our deduction of dividends paid for the earlier year for purposes of satisfying the distribution test. For purposes of the 4% excise tax, the deficiency dividend is taken into account when paid, and any income giving rise to the deficiency adjustment is treated as arising when the deficiency dividend is paid.

         We believe that we have distributed and intend to continue to distribute to our shareholders in a timely manner such amounts sufficient to satisfy the annual distribution requirements. However, it is possible that timing differences between the accrual of income and its actual collection, and the need to make nondeductible expenditures (such as capital improvements or principal payments on debt) may cause us to recognize taxable income in excess of our net cash receipts, thus increasing the difficulty of compliance with the distribution requirement. In order to meet the distribution requirement, we might find it necessary to arrange for short-term, or possibly long-term, borrowings.

         Failure to Qualify. If we fail to qualify as a REIT for any taxable year, and if certain relief provisions of the Code do not apply, we would be subject to federal income tax (including applicable alternative minimum tax) on our taxable income at regular corporate rates. Distributions to shareholders in any year in which we fail to qualify will not be deductible by us nor will they be required to be made. As a result, our failure to qualify as a REIT would reduce the cash available for distribution by us to our shareholders. In addition, if we fail to qualify as a REIT, all distributions to shareholders will be taxable as ordinary income, to the extent of our current and accumulated earnings and profits. Subject to certain limitations of the Code, corporate distributees may be eligible for the dividends-received deduction.

         If our failure to qualify as a REIT is not due to reasonable cause but results from willful neglect, we would not be permitted to elect REIT status for the four taxable years after the taxable year for which such disqualification is effective. In the event we were to fail to qualify as a REIT in one year and subsequently requalify in a later year, we might be required to recognize taxable income based on the net appreciation in value of our assets as a condition to requalification. In the alternative, we may be taxed on the net appreciation in value of our assets if we sell properties within ten years of the date we requalify as a REIT under federal income tax laws.


Taxation of Taxable U.S. Shareholders

         As used herein, the term "U.S. shareholder" means a holder of our Class A preferred shares or our common shares who (for United States federal income tax purposes) (1) is a citizen or resident of the United States, (2) is a corporation, partnership, or other entity treated as a corporation or partnership for federal income tax purposes created or organized in or under the laws of the United States or of any political subdivision thereof (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (3) is an estate the income of which is subject to United States federal income taxation regardless of its source or (4) is a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust or a trust that has a valid election to be treated as a U.S. person in effect.

         As long as we qualify as a REIT, distributions made to our U.S. shareholders out of current or accumulated earnings and profits (and not designated as capital gain dividends) will be taken into account by them as ordinary income and corporate shareholders will not be eligible for the dividends-received deduction as to such amounts. For purposes of computing our earnings and profits, depreciation for depreciable real estate will be computed on a straight-line basis over a 40-year period. For purposes of determining whether distributions on the common shares are out of current or accumulated earnings and profits, our earnings and profits will be allocated first to the Class A preferred shares and second to the common shares. There can be no assurance that we will have sufficient earnings and profits to cover distributions on any common shares.

         Distributions that are properly designated as capital gain dividends will be taxed as gains from the sale or exchange of a capital asset held for more than one year (to the extent they do not exceed our actual net capital gain for the taxable year) without regard to the period for which the shareholder has held its shares. However, corporate shareholders may be required to treat up to 20% of certain capital gain dividends as ordinary income under the Code.

         Distributions in excess of our current and accumulated earnings and profits will constitute a non-taxable return of capital to a shareholder to the extent that such distributions do not exceed the adjusted basis of the shareholder's shares, and will result in a corresponding reduction in the shareholder's basis in the shares. Any reduction in a shareholder's tax basis for its shares will increase the amount of taxable gain or decrease the deductible loss that will be realized upon the eventual disposition of the shares. We will notify shareholders at the end of each year as to the portions of the distributions which constitute ordinary income, capital gain or a return of capital. Any portion of such distributions that exceed the adjusted basis of a U.S. shareholder's shares will be taxed as capital gain from the disposition of shares, provided that the shares are held as capital assets in the hands of the U.S. shareholder.

         Aside from the different income tax rates applicable to ordinary income and capital gain dividends, regular and capital gain dividends from us will be treated as dividend income for most other federal income tax purposes. In particular, such dividends will be treated as "portfolio" income for purposes of the passive activity loss limitation and shareholders generally will not be able to offset any "passive losses" against such dividends. Dividends will be treated as investment income for purposes of the investment interest limitation contained in Section 163(d) of the Code, which limits the deductibility of interest expense incurred by noncorporate taxpayers with respect to indebtedness attributable to certain investment assets.

         In general, dividends paid by us will be taxable to shareholders in the year in which they are received, except in the case of dividends declared at the end of the year, but paid in the following January, as discussed above.

         In general, a domestic shareholder will realize capital gain or loss on the disposition of shares equal to the difference between (1) the amount of cash and the fair market value of any property received on such disposition and (2) the shareholder's adjusted basis of such shares. Such gain or loss will generally be short-term capital gain or loss if the shareholder has not held such shares for more than one year and will be long-term capital gain or loss if such shares have been held for more than one year. Loss upon the sale or exchange of shares by a shareholder who has held such shares for six months or less (after applying certain holding period rules) will be treated as long-term capital loss to the extent of distributions from us required to be treated by such shareholder as long-term capital gain.

         We may elect to retain and pay income tax on net long-term capital gains. If we make such an election, you, as a holder of shares, will (1) include in your income as long-term capital gains your proportionate share of such undistributed capital gains and (2) be deemed to have paid your proportionate share of the tax paid by us on such undistributed capital gains and thereby receive a credit or refund for such amount. As a holder of shares you will increase the basis in your shares by the difference between the amount of capital gain included in your income and the amount of tax you are deemed to have paid. Our earnings and profits will be adjusted appropriately.


Backup Withholding

         We will report to our domestic shareholders and the IRS the amount of dividends paid during each calendar year, and the amount of tax withheld, if any, with respect thereto. Under the backup withholding rules, a shareholder may be subject to backup withholding at the rate of up to 31% with respect to dividends paid unless such holder (a) is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact, or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with the applicable requirements of the backup withholding rules. Amounts withheld as backup withholding will be creditable against the shareholder's income tax liability. In addition, we may be required to withhold a portion of capital gain distributions made to any shareholders who fail to certify their non-foreign status to us. See "-- Taxation of Non-U.S. Shareholders" below. Additional issues may arise pertaining to information reporting and backup withholding with respect to Non-U.S. Shareholders (persons other than U.S. shareholders, also further described below). Non-U.S. Shareholders should consult their tax advisors with respect to any such information and backup withholding requirements.


Taxation of Non-U.S. Shareholders

         The following discussion is only a summary of the rules governing United States federal income taxation of Non-U.S. Shareholders such as nonresident alien individuals, foreign corporations, foreign partnerships or other foreign estates or trusts. Prospective Non-U.S. Shareholders should consult with their own tax advisors to determine the impact of federal, state and local income tax laws with regard to an investment in shares, including any reporting requirements.

         Distributions that are not attributable to gain from sales or exchanges by us of United States real property interests and not designated by us as capital gains dividends will be treated as dividends of ordinary income to the extent that they are made out of our current or accumulated earnings and profits. Such distributions ordinarily will be subject to a withholding tax equal to 30% of the gross amount of the distribution unless an applicable tax treaty reduces or eliminates that tax. Certain tax treaties limit the extent to which dividends paid by a REIT can qualify for a reduction of the withholding tax on dividends. Distributions in excess of our current and accumulated earnings and profits will not be taxable to a Non-U.S. Shareholder to the extent that they do not exceed the adjusted basis of the shareholder's shares, but rather will reduce the adjusted basis of such shares. To the extent that such distributions exceed the adjusted basis of a Non-U.S. Shareholder's shares, they will give rise to tax liability if the Non-U.S. Shareholder would otherwise be subject to tax on any gain from the sale or disposition of his shares, as described below.

         For withholding tax purposes, we are currently required to treat all distributions as if made out of our current or accumulated earnings and profits and thus intend to withhold at the rate of 30% (or a reduced treaty rate if applicable) on the amount of any distribution (other than distributions designated as capital gain dividends) made to a Non-U.S. Shareholder. Under the final regulations, generally effective for distributions on or after December 31, 2000, we would not be required to withhold at the 30% rate on distributions we reasonably estimate to be in excess of our current and accumulated earnings and profits. If it cannot be determined at the time a distribution is made whether such distribution will be in excess of current and accumulated earnings and profits, the distribution will be subject to withholding at the rate applicable to ordinary dividends. However, the Non-U.S. Shareholder may seek from the IRS a refund of such amounts from the IRS if it is subsequently determined that such distribution was, in fact, in excess of our current or accumulated earnings and profits, and the amount withheld exceeded the Non-U.S. Shareholder's United States tax liability, if any, with respect to the distribution.

         For any year in which we qualify as a REIT, distributions that are attributable to gain from sales or exchanges by us of United States real property interests will be taxed to a Non-U.S. Shareholder under the provisions of the Foreign Investment in Real Property Tax Act of 1980 ("FIRPTA"). Under FIRPTA, a Non-U.S. Shareholder is taxed as if such gain were effectively connected with a United States business. Non-U.S. Shareholders would thus be taxed at the normal capital gain rates applicable to U.S. shareholders (subject to applicable alternative minimum tax and a special alternative minimum tax in the case of non-resident alien individuals). Also, distributions subject to FIRPTA may be subject to a 30% branch profits tax in the hands of a corporate Non-U.S. Shareholder not entitled to treaty relief or exemption. We are required by applicable regulations to withhold 35% of any distribution that could be designated by us as a capital gains dividend regardless of the amount actually designated as a capital gain dividend. This amount is creditable against the Non-U.S. Shareholder's FIRPTA tax liability.

         Gain recognized by a Non-U.S. Shareholder upon a sale of shares generally will not be taxed under FIRPTA if we are a "domestically controlled REIT," defined generally as a REIT in which at all times during a specified testing period less than 50% in value of the shares was held directly or indirectly by foreign persons. It is anticipated that we will continue to be a "domestically controlled REIT" after the offering. Therefore, the sale of shares will not be subject to taxation under FIRPTA. However, because our common shares are publicly traded, no assurance can be given that we will continue to qualify as a "domestically controlled REIT." If the gain on the sale of shares were to be subject to taxation under FIRPTA, the Non-U.S. Shareholder would be subject to the same treatment as U.S. Shareholders with respect to such gain (subject to applicable alternative minimum tax, special alternative minimum tax in the case of nonresident alien individuals and possible application of the 30% branch profits tax in the case of foreign corporations) and the purchaser would be required to withhold and remit to the Internal Revenue Service 10% of the purchase price. Gain not subject to FIRPTA will be taxable to a Non-U.S. Shareholder if (1) investment in the shares is effectively connected with the Non-U.S. Shareholder's United States trade or business, in which case the Non-U.S. Shareholder will be subject to the same treatment as U.S. Shareholders with respect to such gain, or (2) the Non-U.S. Shareholder is a nonresident alien individual who was present in the United States for 183 days or more during the taxable year and such nonresident alien individual has a "tax home" in the United States, in which case the nonresident alien individual will be subject to a 30% tax on the individual's capital gain.

Taxation of Tax-Exempt Shareholders

         Tax-exempt entities, including qualified employee pension and profit sharing trusts and individual retirement accounts ("Exempt Organizations"), generally are exempt from federal income taxation. However, they are subject to taxation on their unrelated business taxable income ("UBTI"). While investments in real estate may generate UBTI, the Service has issued a published ruling to the effect that dividend distributions by a REIT to an exempt employee pension trust do not constitute UBTI, provided that the shares of the REIT are not otherwise used in an unrelated trade or business of the exempt employee pension trust. Based on that ruling and on our intention to invest our assets in a manner that will avoid the recognition of UBTI, amounts distributed by us to Exempt Organizations generally should not constitute UBTI. However, if an Exempt Organization finances its acquisition of our shares with debt, a portion of its income from us, if any, will constitute UBTI pursuant to the "debt-financed property" rules. Furthermore, social clubs, voluntary employee benefit associations, supplemental unemployment benefit trusts, and qualified group legal services plans that are exempt from taxation under paragraphs (7), (9),
(17), and (20), respectively, of Code Section 501(c) are subject to different UBTI rules, which generally will require them to characterize distributions from us as UBTI.

         In addition, a pension trust that owns more than 10% of our shares is required to treat a percentage of the dividends from us as UBTI (the "UBTI Percentage") in certain circumstances. The UBTI Percentage is our gross income derived from an unrelated trade or business (determined as if we were a pension trust) divided by our total gross income for the year in which the dividends are paid. The UBTI rule applies only if (i) the UBTI Percentage is at least 5%, (ii) we qualify as a REIT by reason of the modification of the 5/50 Rule that allows the beneficiaries of the pension trust to be treated as holding our shares in proportion to their actuarial interests in the pension trust, and (iii) either
(A) one pension trust owns more than 25% of the value of our shares or (B) a group of pension trusts individually holding more than 10% of the value of our shares collectively owns more than 50% of the value of our shares.

         While an investment in our shares by an Exempt Organization generally is not expected to result in UBTI except in the circumstances described in the preceding paragraph, any gross UBTI that does arise from such an investment will be combined with all other gross UBTI of the Exempt Organization for a taxable year and reduced by the sum of all deductions attributable to the UBTI and $1,000. Any amount then remaining will constitute UBTI on which the Exempt Organization will be subject to tax. If the gross income taken into account in computing UBTI exceeds $1,000, the Exempt Organization is obligated to file a tax return for such year on IRS Form 990-T. We, our Board of Trustees, and any of our or their affiliates do not intend to undertake the preparation or filing of IRS Form 990-T for any Exempt Organization in connection with an investment by such Exempt Organization in our shares. Generally, IRS Form 990-T must be filed with the Service by April 15 of the year following the year in which it relates.


Taxation of Reinvested Dividends

         Shareholders who elect to participate in the Dividend Reinvestment Plan will be deemed to have received the gross amount of dividends distributed on their behalf by the Plan Agent as agent for the participants in such plan. Such deemed dividends will be treated as actual dividends to such shareholders by us and will retain their character and have the tax effects as described above. Participants that are subject to federal income tax will thus be taxed as if they received such dividends despite the fact that their distributions have been reinvested and, as a result, they will not receive any cash with which to pay the resulting tax liability.


Other Tax Considerations

         Entity Classification. A significant number of our investments are held through partnerships. If any such partnerships were treated as an association, the entity would be taxable as a corporation and therefore would be subject to an entity level tax on its income. In such a situation, the character of our assets and items of gross income would change and might preclude us from qualifying as a REIT.

         We believe that each partnership in which we hold a material interest (either directly or indirectly) is properly treated as a partnership for tax purposes (and not as an association taxable as a corporation).

         Tax Allocations with Respect to the Properties. When property is contributed to a partnership in exchange for an interest in the partnership, the partnership generally takes a carryover basis in that property for tax purposes equal to the adjusted basis of the contributing partner in the property, rather than a basis equal to the fair market value of the property at the time of contribution (this difference is referred to as "Book-Tax Difference"). Special rules under Section 704(c) of the Code and the regulations thereunder require special allocations of income, gain, loss and deduction with respect to contributed property, which tend to eliminate the Book-Tax Difference over the depreciable lives of such property, but which may not always entirely eliminate the Book-Tax Difference on an annual basis or with respect to a specific taxable transaction such as a sale. Thus, the carryover basis of the contributed properties in the hands of the partnership could cause us (i) to be allocated lower amounts of depreciation and other deductions for tax purposes than would be allocated to us if all properties were to have a tax basis equal to their fair market value at the time the properties were contributed to the partnership, and (ii) possibly to be allocated taxable gain in the event of a sale of such contributed properties in excess of the economic or book income allocated to us as a result of such sale.



                                     EXPERTS

         The consolidated financial statements and related financial statement schedule included in our Annual Report on Form 10-K as of and for the year ended December 31, 2000 and incorporated by reference into this prospectus have been incorporated herein by reference in reliance on the report, also incorporated herein by reference, of KPMG LLP, independent certified public accountants, and upon the authority of said firm as experts in accounting and auditing.



                                  LEGAL MATTERS

         Certain legal matters will be passed upon for us by Paul, Hastings, Janofsky & Walker LLP, New York, New York. Seth M. Zachary, a partner of Paul, Hastings, Janofsky & Walker LLP, is presently serving on our Board of Trustees and will continue to do so at least until the 2002 Annual Meeting of Stockholders. As of the date of this prospectus, Mr. Zachary beneficially owns 4,640 common shares and holds options to purchase an additional 32,500 common shares. Certain legal matters under Maryland law, including the legality of the Class A preferred shares and the common shares being offered by this prospectus, will be passed on for us by Piper Marbury Rudnick & Wolfe LLP, Baltimore, Maryland.



                              AVAILABLE INFORMATION

         We are subject to the informational reporting requirements of the Securities Exchange Act of 1934, as amended, which is commonly referred to as the Exchange Act. In accordance therewith, we are required to file reports, proxy statements and other information with the Securities and Exchange Commission, commonly referred to as the SEC. You can inspect and copy reports, proxy statements and other information that we have filed with the SEC at the SEC's Public Reference Room, located at 450 Fifth Street, N.W., Washington, D.C. 20549. You can obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. You may also obtain copies of any of those documents by mail from the Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates or through the web site maintained by the SEC at http://www.sec.gov.

         We have filed with the SEC a registration statement on Form S-3, of which this prospectus forms a part, under the Securities Act of 1933, as amended. As permitted by the rules and regulations of the SEC, this prospectus does not include all of the information, exhibits and undertakings included in that registration statement. The information, exhibits and undertakings that we have omitted from this prospectus may be inspected and copied in the manner described in the previous paragraph.

         We have not authorized anyone to give any information or make any representation relating to the securities being offered by this prospectus that is different from, or in addition to, that contained or incorporated by reference in this prospectus. Therefore, if anyone gives you information of this sort, you should not rely on it. If you are in a jurisdiction where offers or solicitations of offers to exchange or purchase the securities being offered by this prospectus, or the solicitation of proxies, is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this prospectus does not extend to you. The information contained in this prospectus speaks only as of the date of this prospectus unless we have specifically indicated that another date applies.



                    INCORPORATION OF INFORMATION BY REFERENCE

         The SEC allows us to incorporate information into this prospectus by reference. This means that we can disclose important information to you by referring you to other documents that we have filed with the SEC prior to, and separately from, this prospectus. The information incorporated by reference is considered to be a part of this prospectus, except to the extent that any such information is superseded by information included in this prospectus.

         The following documents, which contain important information about us and our financial condition, have been previously filed by us with the SEC (File No. 1-12386) under the Exchange Act and are incorporated by reference into this prospectus:



Filing                                                                              Filing Date
------                                                                              -----------

Quarterly Report on Form 10-Q for the quarter ended June 30, 2001                   August 14, 2001

Current Report on Form 8-K                                                          July 25, 2001

Current Report on Form 8-K/A                                                        July 25, 2001

Current Report on Form 8-K                                                          July 23, 2001

Quarterly Report on Form 10-Q for the quarter ended March 31, 2001                  May 9, 2001

Proxy Statement on Schedule 14A                                                     April 12, 2001

Annual Report on Form 10-K for the year ended December 31, 2000                     April 2, 2001

         In addition, all documents that we file with the SEC under the Exchange Act after the date of this prospectus will be deemed to be incorporated by reference into, and to be a part of, this prospectus as of the date that we file them. These documents include periodic reports, such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K, as well as proxy statements.

         Any statement contained in a document that is or is deemed to be incorporated by reference will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or any other subsequently filed document that is or is deemed to be incorporated by reference modifies or supersedes such previous statement. Any statement so modified or superseded will not be deemed to constitute a part of this prospectus except as so modified or superseded.

         We have supplied all information contained or incorporated by reference in this prospectus relating to us and our subsidiaries.

         You may obtain copies of any documents incorporated by reference in this prospectus in the manner described in the section entitled "AVAILABLE INFORMATION" on page 37 of this prospectus. You may also obtain any of these documents, other than exhibits not specifically incorporated by reference, from us at no charge by requesting them by telephone at (212) 692-7260, or by sending a written request to Lexington Corporate Properties Trust, 355 Lexington Avenue, New York, New York 10017. We will mail to you any document incorporated by reference which you request, by first class mail or another equally prompt means, within one business day after your request is received.

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS


ITEM 14.       OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         The estimated expenses in connection with the offering are as follows:

         Securities and Exchange Commission registration fee........ $  7,407.50
         Accounting fees and expense................................    1,000.00
         Legal fees and expenses....................................   35,000.00
         Miscellaneous..............................................    2,000.00

                  TOTAL............................................. $ 45,407.50
                                                                       =========


ITEM 15.       INDEMNIFICATION OF TRUSTEES AND OFFICERS.

         Our trustees and officers are and will be indemnified against certain liabilities under Maryland law, and under our Declaration of Trust. Our Declaration of Trust requires us to indemnify our trustees and officers to the fullest extent permitted from time to time by the laws of Maryland. Our Declaration of Trust also provides that, to the fullest extent permitted under Maryland law, our trustees and officers will not be liable to us or our shareholders for money damages.

         Section 2-418 of the General Corporation Law of the State of Maryland generally permits indemnification of any trustee made a party to any proceedings by reason of service as a trustee unless it is established that (i) the act or omission of such person was material to the matter giving rise to the proceeding and was committed in bad faith or was the result of active and deliberate dishonesty; or (ii) such person actually received an improper personal benefit in money property or services; or (iii) in the case of any criminal proceeding, such person had reasonable cause to believe that the act or omission was unlawful. The indemnity may include judgments, penalties, fines, settlements and reasonable expenses actually incurred by the trustee in connection with the proceeding; but, if the proceeding is one by or in the right of the corporation, indemnification is not permitted with respect to any proceeding in which the trustee has been adjudged to be liable to the corporation, or if the proceeding is one charging improper personal benefit to the trustee, whether or not involving action in the trustee's official capacity, indemnification of the trustee is not permitted if the trustee was adjudged to be liable on the basis that personal benefit was improperly received. The termination of any proceeding by conviction or upon a plea of nolo contendere or its equivalent, or any entry of an order of probation prior to judgment, creates a rebuttable presumption that the trustee did not meet the requisite standard of conduct required for permitted indemnification. The termination of any proceeding by judgment, order or settlement, however, does not create a presumption that the trustee failed to meet the requisite standard of conduct for permitted indemnification.

         The foregoing reference is necessarily subject to the complete text of our Declaration of Trust and the statute referred to above and is qualified in its entirety by reference thereto.

         We have also entered into indemnification agreements with certain officers and trustees for the purpose of indemnifying such persons from certain claims and action in their capacities as such.

ITEM 16.       EXHIBITS.

EXHIBIT NO.    EXHIBIT

2.1            Form of Agreement and Plan of Merger by and among Lexington
               Corporate Properties, Inc. ("Lexington"), Lepercq Corporate
               Income Fund L.P. ("LCIF I") and Lex M-1, L.P. (filed as Appendix
               C-I to Lexington's Registration Statement on Form S-4 (File No.
               33-66858) (the "Form S-4"))*
2.2            Form of Agreement and Plan of Merger by and among Lexington,
               Lepercq Corporate Income Fund II L.P. ("LCIF II") and Lex M-2,
               L.P. (filed as Appendix C-II to the Form S-4)*
2.3            Form of Agreement and Articles of Merger between Lexington and
               Lexington Corporate Properties -- Maryland, Inc. (filed as
               Exhibit 2.3 to Lexington's Annual Report on Form 10-K for the
               year ended December 31, 1993 (the "1993 10-K"))*
2.4            Agreement and Plan of Merger between Lexington and Lexington
               Corporate Properties Trust (filed as Exhibit 2.1 to Lexington's
               Current Report on Form 8-K filed January 16, 1998 (the "1998
               8-K"))*
2.5            Agreement and Plan of Merger by and among Lexington, Net 3
               Acquisition LP ("Net 3") and Net 1 L.P. ("Net 1"), as amended
               (filed as Exhibit 2.5 to Lexington's Registration Statement on
               Form S-4 (file No. 333-70790) (the "2001 Form S-4"))*
2.6            Agreement and Plan of Merger by and among Lexington, Net 3 and
               Net 2 L.P. ("Net 2"), as amended (filed as Exhibit 2.6 to the
               2001 Form S-4)*
3.1            Declaration of Trust of Lexington, dated December 31, 1997 (filed as Exhibit 3.1 to the 1998 8-K)*
3.2            By-Laws of Lexington (filed as Exhibit 3.2 to Lexington's Annual
               Report on Form 10-K for the year ended December 31, 1997 (the
               "1997 10-K")*
3.3            Articles of Amendment of Declaration of Trust of Lexington (filed as Exhibit 3.3 to the 2001 Form S-4)*
4.1            Specimen of Common Shares Certificate of the Trust (filed as
               Exhibit 3.2 to the 1997 10-K)*
4.2            Form of Indenture between Lexington and The Bank of New York, as
               Trustee, including the form of 7.75% Subordinated Note due 2000
               (filed as Exhibit 4.2 to the Form S-4)*
4.3            Form of Indenture between Lexington and The Chase Manhattan Bank, as Trustee, including the form of 8.5% Senior Subordinated
               Debenture due 2009 (filed as Exhibit 4.3 to the 2001 Form S-4)*
5.1            Legal Opinion of Piper Marbury Rudnick & Wolfe LLP (filed as
               Exhibit 5.1 to Lexington's Registration Statement on Form S-3
               (File No. 333-71998) (the "Form S-3"))*
8.1            Tax Opinion of Paul, Hastings, Janofsky & Walker LLP (filed as
               Exhibit 8.1 to the Form S-3)*
10.8           Form of 1994 Outside Director Shares Plan of Lexington (filed as
               Exhibit 10.8 to the 1993 10-K)*
10.24          Class A Mortgage Note to Pacific Mutual Life Insurance Company
               and Lexington Mortgage Company dated May 19, 1995 in the amount of $34,000,000 (filed as Exhibit 10.24 to Lexington's Annual
               Report on Form 10-K for the year ended December 31, 1995 (the
               "1995 10-K"))*
10.25          Class B Mortgage Note to Pacific Mutual Life Insurance Company
               and Lexington Mortgage Company dated May 19, 1995 in the amount of $18,500,000 (filed as Exhibit 10.25 to the 1995 10-K)*
10.26          Class C Mortgage Note to Pacific Mutual Life Insurance Company
               and Lexington Mortgage Company dated May 19, 1995 in the amount of $17,500,000 (filed as Exhibit 10.26 to the 1995 10-K)*
10.28          Indenture of Mortgage, Deed of Trust, Security Agreement,
               Financing Statement, Fixture Filing and Assignment of Leases,
               Rents and Security Deposits to First American Title Insurance
               Company and Pacific Mutual Life Insurance Company and Lexington
               Mortgage Company dated May 19, 1995 (filed as Exhibit 10.28 to the 1995 10-K)*
10.29          Assignment of Leases, Rents, and Security Deposits to Pacific
               Mutual Life Insurance Company and Lexington Mortgage Company
               dated May 19, 1995 (filed as Exhibit 10.29 to the 1995 10-K)*
10.30          Cash Collateral Account, Security, Pledge and Assignment
               Agreement with the Bank of New York, as agent and Pacific Mutual
               Life Insurance Company and Lexington Mortgage Company
               dated May 19, 1995 (filed as Exhibit 10.30 to the 1995 10-K)*
10.31          Trust and Servicing Agreement with Pacific Mutual Life Insurance
               Company, LaSalle National Bank and ABN AMRO Bank N.V. dated May
               19, 1995 (filed as Exhibit 10.31 to the 1995 10-K)*
10.33          Investment Agreement dated as of December 31, 1996 with Five
               Arrows Realty Securities L.L.C. (filed as Exhibit 10.33 to
               Lexington's Current Report on Form 8-K filed February 10, 1997
               (the "1997 8-K"))*
10.34          Operating Agreement dated as of January 21, 1997 with Five Arrows
               Realty Securities L.L.C. (filed as Exhibit 10.34 to the 1997
               8-K)*
10.35          Articles Supplementary Classifying 2,000,000 preferred shares as
               Class A Senior Cumulative Convertible Preferred Stock and
               2,000,000 excess shares as Excess Class A Preferred Stock (filed as Exhibit 10.35 to the 1997 8-K)*
10.38          Operating Agreement and Management Agreement between Lexington and Lexington Acquiport Company, LLC (filed as Exhibit 2 to
               Lexington's Current Report on Form 8-K filed August 31, 1999)*
10.39          Form of Employment Agreement between Lexington and E. Robert
               Roskind dated September 20, 1999 (filed as Exhibit 10.39 to
               Lexington's Annual Report on Form 10-K for the year ended
               December 31, 1999 (the "1999 10-K"))*
10.40          Investment Advisory and Asset Management Agreement by and between
               AGAR International Holdings Ltd. and Lexington Realty Advisors,
               Inc. (filed as Exhibit 10.40 to Lexington's Annual Report on Form
               10-K for the year ended December 31, 2000 (the "2000 10-K"))*
10.41          Underwriting Agreement between Lexington, First Union Securities,
               Inc., CIBC World Markets Corp., A.G. Edwards & Sons, Inc. and
               Raymond James & Associates, Inc., dated July 26, 2001 (filed as
               Exhibit 10.41 to Lexington's Quarterly Report on Form 10-Q for
               the quarter ended June 30, 2001)*
10.42          Contribution Agreement between Net 3 and Lepercq Net 1 L.P., as amended (filed as Exhibit 10.42 to the 2001 Form S-4)*
10.43          Contribution Agreement between Net 3 and Lepercq Net 2 L.P., as amended (filed as Exhibit 10.43 to the 2001 Form S-4)*
10.44          Unsecured Revolving Credit Agreement with Fleet National Bank dated March 30, 2001 in the amount of $35,000,000 (filed as
               Exhibit 10.44 to the 2001 Form S-4)*
12             Statement of Computation of Ratio of Earnings to Fixed Charges
               (filed as Exhibit 12 to the 2000 10-K)*
21             List of Subsidiaries of Lexington (filed as Exhibit 21 to the
               2000 10-K)*
23             Consent of KPMG LLP+
24             Power of Attorney (filed as Exhibit 24 to the Form S-3)*
27             Financial Data Schedule as of and for the year ended December 31,
               2000 (filed as Exhibit 27 to the 2000 10-K)*
99.1           Form of Amended and Restated Agreement of Limited Partnership of
               Net 3 (filed as Exhibit 99.1 to the 2001 Form S-4)*

----------------
*        Incorporated by reference
+        Filed herewith

ITEM 17.       UNDERTAKINGS.

(a)      The undersigned registrant hereby undertakes:

         (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

               Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) herein do not apply if the information required or to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in this registration statement.

         (2) That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

         (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement will be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time will be deemed to be the initial bona fide offering thereof.

(c) The undersigned registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by
Article 3 of Regulation S-X are not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

(d) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of New York, state of New York, on November 5, 2001.

                                      LEXINGTON CORPORATE PROPERTIES TRUST

                                      By:  /s/ T. Wilson Eglin
                                           -------------------------------------
                                           T. Wilson Eglin
                                           President and Chief Operating Officer

         POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints T. Wilson Eglin and E. Robert Roskind, jointly and severally, his attorneys-in-fact, each with power of substitution for him in any and all capacities, to sign any amendments to this Registration Statement, to file the same, with the exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, hereby ratifying and confirming all that each of said attorneys-in-fact, or his substitute or substitutes, may do or cause to be done by virtue hereof.

         Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


------------------------------------------------------------------------------------------------
      Signature                             Capacity                            Date
      ---------                             --------                            ----
------------------------------------------------------------------------------------------------


          *                        Chairman of the Board, Co-Chief      November 5, 2001
---------------------              Executive Officer and Trustee
E. Robert Roskind                  (Principal Executive Officer)
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          *                        Vice Chairman, Co-Chief Executive    November 5, 2001
---------------------              Officer and Trustee
Richard J. Rouse
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/s/ T. Wilson Eglin                President, Chief Operating Officer   November 5, 2001
---------------------              and Trustee
T. Wilson Eglin
------------------------------------------------------------------------------------------------
          *                        Chief Financial Officer and          November 5, 2001
---------------------              Treasurer
Patrick Carroll
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          *                        Vice President, Chief Accounting     November 5, 2001
---------------------              Officer and Secretary
Paul R. Wood
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          *                        Trustee                              November 5, 2001
---------------------
Geoffrey Dohrmann
------------------------------------------------------------------------------------------------
          *                        Trustee                              November 5, 2001
---------------------
Carl D. Glickman
------------------------------------------------------------------------------------------------
          *                        Trustee                              November 5, 2001
---------------------
John D. McGurk
------------------------------------------------------------------------------------------------
          *                        Trustee                              November 5, 2001
---------------------
Seth M. Zachary
------------------------------------------------------------------------------------------------
*By: /s/ T. Wilson Eglin           President, Chief Operating Officer   November 5, 2001
     ---------------------         and Trustee
     T. Wilson Eglin
     Attorney-in-Fact
------------------------------------------------------------------------------------------------






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